Exhibit 2.1

SHARE PURCHASE AGREEMENT

between

Josef Bressner, Ligusterweg 8, 82194 Groebenzell, Germany

- hereinafter referred to as “Seller 1” -

and

Claudia Bressner, Ligusterweg 8, 82194 Groebenzell, Germany

- hereinafter referred to as “Seller 2” -

- Seller 1 and Seller 2 together the “Sellers” or, individually, a “Seller” -

and

One Stop Systems GmbH, Industriestraße 51, 82194 Gröbenzell, Germany,

- hereinafter referred to as “Purchaser” -

Sellers and Purchaser together the “Parties” or, individually, a “Party”

regarding all of the shares in

Bressner Technology GmbH,

Industriestraße 51, 82194 Gröbenzell, Germany

TABLE OF CONTENTS

SHARE PURCHASE AGREEMENT		1

1.	DEFINITIONS	4

2.	SALE AND PURCHASE AND TRANSFER	4

3.	PURCHASE PRICE	5

4.	REPRESENTATIONS AND WARRANTIES	8

5.	REMEDIES FOR MISREPRESENTATION OR BREACH OF WARRANTY	9

6.	TAXES AND OTHER INDEMNITIES	13

7.	OBLIGATIONS PRIOR TO CLOSING DATES	17

8.	CLOSING	21

9.	ADJUSTMENT OF PURCHASE PRICE	26

10.	COSTS, EXPENSES AND INTEREST, CURRENCY CONVERSION	27

11.	GENERAL PROVISIONS	28

12.	GOVERNING LAW AND JURISDICTION	36

RECITALS

(A)        Bressner Technology is a limited liability company (Gesellschaft mit beschränkter Haftung) under the laws of Germany, registered with the commercial register (Handelsregister) of the lower court (Amtsgericht) of Munich under HRB 127206 with registered office in Groebenzell, Germany (the “Company”).

(B)        The registered share capital (Stammkapital) of the Company amounts to EUR 30,000.00 (thirty thousand Euros), divided into four (4) shares (Geschäftsanteile) two (2) with a nominal value (Nennwert) of EUR 12,500.00 (twelve thousand five hundred Euro) each and two (2) with EUR 2,500.00 (two thousand five hundred Euro) each. In this Agreement, all shares in the Company are collectively referred to as the “Shares”, regardless of whether the number, nominal amounts and consecutive numbering of the shares or the registered share capital of the Company correspond to the details set out below. In the shareholder list on file with the commercial register for the Company, the Sellers are recorded as the holder of the shares. No objection (Widerspruch) has been lodged against the list.

(C)        As of the date hereof, the Sellers are the sole legal and beneficial owners (alleinige rechtliche und wirtschaftliche Eigentümer) of all of the Shares, which are allocated among the Sellers as follows:

Shareholder	Consecutive No. of Share	Shareholding in EUR	Shareholding in %

Seller 2	1	12,500	41.67%

Seller 1	2	12,500	41.67%

Seller 2	3	2,500	8.33%

Seller 1	4	2,500	8.33%

Total		30,000	100%

(D)        The Company does not, directly or indirectly (or through an escrow agent), hold any shares, interest, memberships or other participation in any company, partnership or other business organization. The Company is not obligated to acquire any such shares, interest, memberships or other participation.

(E)        The purpose of the Company is the distribution of Computers and related services (the “Business”).

(F)        The Purchaser is a limited liability company (Gesellschaft mit beschränkter Haftung) under the laws of Germany, registered with the commercial register of the lower court of Munich under HRB 218984 with registered office at Industriestr. 51, 82194 Groebenzell.

(G)        The Sellers wish to sell (verkaufen) and transfer (übereignen) all Shares to the Purchaser and the Purchaser wishes to purchase (kaufen) and have transferred all Shares from the Sellers on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1.	DEFINITIONS

Capitalised terms used in this Agreement shall have the meaning given to them in Schedule 1 or in any other part of this Agreement.

2.	SALE AND PURCHASE AND TRANSFER

2.1	Sale and Purchase

On the terms and subject to the conditions of this Agreement, each of the Sellers hereby sells (verkaufen) and the Purchaser hereby purchases (kauft) from each of the Sellers the Shares including all ancillary rights and benefits (Nebenrechte) pertaining to them, including voting rights, subscription rights and rights to receive dividends.

2.2	Profits

The Parties agree that subject to the transfer in rem profits (Gewinne) earned in the current fiscal year (laufendes Geschäftsjahr) of the Company as well as any profits generated in prior fiscal years (i.e. profits carried forward from previous fiscal years and profits from previous fiscal years regarding which no distribution resolution has yet been passed) shall solely belong to the Purchaser subject only to the permitted cash distribution pursuant to Section 8.4.

2.3	Transfer of Shares

Subject to the payment of the Purchase Price, each of the Sellers hereby assigns (abtreten) and transfers title (übereignen) to the Purchaser, and the Purchaser hereby accepts the assignment and transfer of title (nimmt die Abtretung und Übereignung an) of the Shares.

2.4	Waiver of Pre-Emptive Rights, Consents of Spouses

(a)

Each of the Sellers hereby unconditionally and irrevocably waives any right of pre-emption, right of pre-purchase, right of first refusal or similar right as well as any other restriction on transfer in respect of the Shares, or any of the Shares, conferred on him / her under the articles of association of the Company or otherwise and each Seller shall procure the irrevocable waiver of any such right or restriction conferred on any other person who is not a party to this Agreement.

(b)

Each of the Sellers declares that the Shares belonging to the respective Seller do not form the entire assets of such Seller. For the avoidance of doubt, each Seller hereby consents to the sale and assignment of the Shares from the respective other Seller to the Purchaser. The Company and the shareholders’ meeting have already consented to the sale and assignment of the Shares. Copies of such consents are attached hereto as Exhibit 2.4(b).

3.	PURCHASE PRICE

3.1	Cash and Stock Consideration

The overall purchase price to be paid by the Purchaser for the Shares as sold and purchased hereunder shall be an amount equal to EUR 5,025,000.00 (in words: five million twenty five thousand Euro) (the “Purchase Price”) which shall be comprised of and be paid as follows:

(a)	a cash payment in the amount of EUR 4,725,000.00 (in words: 4 million seven hundred twenty five thousand Euro); such amount shall be referred to as the “Cash Consideration”; and

(b)

the issuance of the number of unencumbered, unregistered shares of common stock of the parent company of Purchaser (the “Parent Stock”), One Stop Systems, Inc., a Delaware corporation (the “Parent”), equal to (y) EUR 300,000.00 (Three Hundred Thousand Euro) divided by (z) the average closing price of Parent Stock on the NASDAQ Stock Market for the 15 (fifteen) consecutive trading day period ending prior to the Closing Date (the “Average Price”) (such consideration in Parent Stock the “Stock Consideration” and the shares forming the Stock Consideration the “Consideration Shares”).

Following the Closing Date, the Purchase Price shall be adjusted as set forth in Section 9.

3.2	Payment of Purchase Price

3.2.1	Payment of the Cash Consideration

The Cash Consideration shall be due and payable (zur Zahlung fällig) by the Purchaser at the Closing and shall be payable by irrevocable wire transfer free of taxes, costs and charges in immediately available funds (mit gleichtägiger Gutschrift) to the account of the Sellers as set out in Exhibit 3.2.1 or any other account to be designated by them in writing not less than five (5) Business Days prior to the expected Closing (the “Sellers Account”).

For the avoidance of doubt, all Parties agree that such payments into the Sellers Account have fulfilling effect (schuldbefreiende Wirkung), with view to any payments to the Sellers under this Agreement, including the Cash Consideration, for the benefit of the Purchaser vis-à-vis all Sellers.

3.2.2	Payment of the Stock Consideration

On the Closing Date Purchaser shall transfer the Consideration Shares to the Custodian. The Custodian will hold the Consideration Shares in escrow and shall be treated as and considered legally a custodian of the Consideration Shares. Except as otherwise provided in the Stock Escrow and Pledge Agreement (as defined below), the Sellers shall retain all of their rights as stockholders of Parent, including the right to receive dividends and distributions and to vote. The Custodian will hold the Consideration Shares in escrow for the benefit of the Purchaser as security for the fulfilment of all obligations of the Sellers under this Agreement, including, without limitation, all indemnification obligations of Sellers set forth in Section 5.1 hereof. On the Closing Date at the latest, the Parties will enter into a separate Stock Escrow and Pledge Agreement with the Custodian substantially in the form of the draft attached hereto as Exhibit 3.2.2(A) (the “Stock Escrow and Pledge Agreement”). The stock certificate evidencing the Consideration Shares shall bear the legend set forth on Exhibit 3.2.2(B) hereto.

Upon delivery of joint written instructions of both the Sellers and the Purchaser (“Joint Instruction”) or upon a final, non-appealable respective order of a court of competent jurisdiction (it being understood that such court proceeding can only be initiated after the Hold-back Period), in each case after the lapse of the second anniversary of the Closing Date (the period between the Closing Date and the second anniversary of the Closing Date the “Hold-back Period”), the Custodian shall release from custody and deliver the Consideration Shares to the Sellers.

During the Hold-back Period the Custodian or the Sellers may not dispose of (verfügen über) any of the Consideration Shares. Notwithstanding the foregoing and subject to Section 3.2.3, during the Hold-back Period the Sellers are entitled to receive any dividend or other distribution made by the Parent with view to the Consideration Shares and may exercise all voting rights and other shareholder rights attributed to the Consideration Shares at their full discretion. After the expiry of the Hold-back Period the Sellers are free to dispose of (verfügen über) the Consideration Shares released to Sellers in accordance with the Stock Escrow and Pledge Agreement in compliance with all applicable securities laws and the Purchaser is obligated to take such further acts with the Custodian as Sellers may reasonably request to release the Consideration Shares from escrow (subject to Section 3.2.3 hereof).

3.2.3	Use of Consideration Shares

If the Sellers fulfil their obligations under this Agreement and the Purchaser has no claim against any of the Sellers under this Agreement, Purchaser shall be obligated to deliver, along with the Sellers, a Joint Instruction to the Custodian to release the Consideration Shares from escrow. Notwithstanding the foregoing, if at any time during the Hold-back Period, any of the Sellers does not fulfil any of his or her obligations, or breaches any of his or her respective representations and warranties, under this Agreement resulting in a claim of the Purchaser against any of the Sellers, Purchaser may deliver a notice of claim to the Custodian to transfer to Purchaser such number of Consideration Shares, the value of which equals the amount of Purchaser’s claim. The number of Consideration Shares to be transferred under this Section 3.2.3 shall be equal to the (y) value of the Purchaser’s claim divided by (z) the average closing price of Parent Stock on the NASDAQ Stock Market for the 5 (five) consecutive trading days immediately preceding the date the Consideration Shares are released from the escrow, or, if a dispute arises related to such notice of claim, the date such dispute is resolved. The Purchaser can make a claim against the Sellers and can cause the Custodian to transfer to Purchaser the Consideration Shares at any time during the Hold-back Period as provided herein and in the Stock Escrow and Pledge Agreement.

3.3	Payment Day

If any payment under or in connection with this Agreement falls due on a day which is not a Business Day such payment shall be payable on the following Business Day.

3.4	Value Added Tax

The Parties both assume that no value-added tax (or comparable foreign tax) shall accrue for the transaction provided for in this Agreement. In the event that the competent fiscal authorities are of a different opinion, then the Purchase Price or the relevant portion thereof shall be increased by the statutory value-added tax as well as any possible associated interest (if and to the extent to which interest accrues on this tax under the applicable law).

4.	REPRESENTATIONS AND WARRANTIES

4.1	Sellers’ Warranties

The Sellers hereby guarantee to the Purchaser by way of an independent promise of guarantee pursuant to § 311 para. 1 BGB (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB) that, within the scope and subject to the requirements and limitations provided in this Agreement, the statements set out in Schedule 4.1a) (the “Sellers’ Warranties”) are true and correct in all respects and not misleading, as of the date hereof and as of the Closing Date. Changes to the shareholder structure through the transfer of title in the Shares from Sellers to Purchaser pursuant to this Agreement shall not be deemed a breach of the Sellers’ Warranties set forth in Schedule 4.1a), Sections 1 (Sellers’ Authority) and 2 (Title to Shares), Section 3 (Corporate Information) (together the “Sellers’ Fundamental Warranties”). The Parties agree that the guarantees in this Section 4.1 are not granted, and shall not be qualified and construed, as guarantees for the quality of the object of the purchase (Garantien für die Beschaffenheit der Sache) within the meaning of §§ 443, 444 BGB, respectively.

Where any statement in the Sellers’ Warranties is qualified by the expression “to the best knowledge” or any similar expression, the Sellers will be considered to have knowledge of a fact or matter if the individuals mentioned in Schedule 4.1b) were actually aware of a fact or matter or if a prudent businessman (ordentlicher Geschäftsmann) could be expected to discover or otherwise become aware of the fact or matter pursuant to § 43 GmbHG, without limiting the generality of the foregoing, including conducting a reasonably comprehensive investigation concerning the existence of the fact or matter, including, but not limited to, inquiries of the directors, managers or senior executives, officers, partners, executors or trustees of the Company.

4.2	Purchaser’s Warranties

The Purchaser hereby guarantees to the Sellers by way of an independent promise of guarantee pursuant to § 311 para. 1 BGB (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB) that, within the scope and subject to the requirements and limitations provided in this Agreement, the statements set out in Schedule 4.2a) (the “Purchaser’s Warranties”) are true and correct in all respects and not misleading, as of the date hereof and as of the Closing Date, unless another date is explicitly stated herein. The Parties agree that the guarantees in this Section 4.2 are not granted, and shall not be qualified and construed, as guarantees for the quality of the object of the purchase (Garantien für die Beschaffenheit der Sache) within the meaning of §§ 443, 444 BGB, respectively.

Where any statement in the Purchaser’s Warranties is qualified by the expression “to the best knowledge” or any similar expression, the Purchaser will be considered to have knowledge of a fact or matter if the individuals mentioned in Schedule 4.2b) are, or at any time were, actually aware of a fact or matter or if a prudent businessman (ordentlicher Geschäftsmann) could be expected to discover or otherwise become aware of the fact or matter in the course of conducting a reasonably comprehensive investigation concerning the existence of the fact or matter including, but not limited to, inquiries of directors, managers or senior executives, officers, partners, executors or trustees of Purchaser and/or Parent.

4.3	Exclusive Representations and Warranties

The Sellers’ Warranties are the sole and exclusive representations and warranties made by the Sellers and relied upon by the Purchaser in respect of the subject matter of this Agreement, and no other representations or warranties are made by the Sellers or relied upon by the Purchaser, whether express or implied, other than those explicitly made in the Sellers’ Warranties. Any statutory warranties according to Secs. 433 et seq. BGB shall be excluded.

5.	REMEDIES FOR MISREPRESENTATION OR BREACH OF WARRANTY

5.1	Remedies of Purchaser

5.1.1	Remedies

(a)

In the event of a breach (Verletzung) of any of the Sellers’ Warranties (a “Breach”), the Sellers shall jointly and severally and in any case fully (vollumfänglich), within thirty (30) days after a Sellers’ Representative received a notification regarding such a Breach and the estimated Damage from the Purchaser (“Breach Notice”), put the Purchaser or, at the election of Purchaser, the Company in the position in which the Purchaser or the Company would have been in had no such breach of a Sellers’ Warranty occurred (restitution in kind; Naturalrestitution). If the breach results from the existence of a liability, then the Purchaser’s right to request restitution in kind shall include the right to full indemnification from such liability.

(b)

If and to the extent Sellers fail to remedy such a Breach in accordance with para (a) above, or if this is not possible or reasonable, Purchaser shall be entitled to seek monetary damage compensation (Schadenersatz in Geld) instead of restitution in kind according to Section 5.1.1(a) at Purchaser’s sole discretion, to the Purchaser or the Company. If restitution in kind is fully impossible, then such monetary damages shall replace the remedy of restitution in kind.

(c)	If and to the extent that the Sellers fail to provide the requested restitution in kind within ninety (90) days after the Sellers’ Representative received the Breach Notice, the Purchaser, in its absolute discretion, in whole or in part and in lieu of its right to demand restitution in kind, shall have the right to request the payment of monetary damages to itself or, at the election of the Purchaser, to the Company in such amount as would be necessary to achieve the same effect as a restitution in kind. Until full performance by the Sellers, the Purchaser may freely modify its request.

5.1.2	Scope of and Limitations on Liability

(a)

The monetary damage compensation, if any, shall cover damages within the meaning of §§ 249 et seq. BGB, including foreseeable consequential or indirect damages (for the avoidance of doubt including lost profits (entgangener Gewinn) and reasonable advisors fees), but excluding (i) internal administration, (ii) other overhead costs and expenses of the Purchaser and (iii) unforeseeable consequential or unforeseeable indirect damages.

(b)

The Sellers shall have no obligation to pay any monetary damage compensation under Section 5.1.1 unless (i) the amount of an individual Claim (or the aggregate amount of several Claims arising from the same event or the same circumstances) exceeds EUR 15,000.00 (fifteen thousand Euros) (the “Qualifying Claim”) and (ii) the aggregate amount of the Qualifying Claims of the Purchaser exceeds EUR 35,000.00 (thirty five thousand Euros) (the “Threshold”), in which case the Purchaser shall be entitled to recover the entire amount (Freigrenze). For the avoidance of doubt, the determination of the amount of a Claim for the purpose of this Section shall be made on the basis of the Claim actually asserted by Purchaser and shall not be deemed limited by the monetary limits set forth herein or a pro-rata or several liability. The Qualifying Claim and Threshold shall not apply to the Sellers’ Fundamental Warranties and, for the avoidance of doubt, breaches of Sections 11.2 (Confidentiality) and 11.9 (Non-compete and non-solicitation) of this Agreement.

(c)

The Sellers’ aggregate liability for a Breach shall not exceed the amount of EUR 1,000,000.00 (in words: one million Euros) (the “Cap”). This limitation shall not apply in the event of a breach of any of the Sellers’ Fundamental Warranties and, for the avoidance of doubt, for breaches of Sections 11.2 (Confidentiality) and 11.9 (Non-compete and non-solicitation) of this Agreement.

(d)	The Sellers’ liability in respect of any breach of any of the Sellers’ Warranties shall be excluded or reduced, as the case may be, if, and to the extent that:

(i)	the matter to which the Claim relates is specifically reflected as a liability (Verbindlichkeit), provision (Rückstellung), depreciation (Abschreibung) or individual write off (Einzelwertabschreibung) in the Financial Statements; or

(ii)

the Purchaser shall have caused (verursacht oder mitverursacht) or aggravated the Breach or any damage resulting from such breach or failed to use their commercially reasonable efforts to mitigate the Damage in respect of such breach in each case by a gross negligent or wilful act; or

(iii)

the Purchaser has actually recovered from any third party, including but not limited to, an insurer, any sum in respect of any matter to which a Claim made relates (all duly documented costs and expenses incurred in making such recovery (including reasonable attorney’s fees) deducted).

(e)	Section 377 HGB and Section 442 para. 1 BGB shall not apply.

(f)

The Sellers shall not be liable for the incorrectness of a Sellers’ Warranty (other than the Sellers’ Fundamental Warranties) if and to the extent the facts underlying such an incorrectness have been disclosed in Schedules or Exhibits to the relevant Sections of Schedule 4.1a) or fairly disclosed in documents and matters which were made available or disclosed in the Data Room. Any facts, matters or circumstances shall be deemed “fairly disclosed”, if the disclosure was made in a manner enabling the Purchaser (applying the care of a prudent business person (Sorgfalt eines ordentlichen Kaufmanns)) to appreciate the significance of the respective information disclosed on the face of the respective document, including the impact of such disclosure to the Sellers’ Warranties. The Purchaser hereby declares that the Purchaser is not positively aware (positive Kenntnis) of any possible incorrectness of any of the Sellers’ Warranties as of today.

(g)	The limitations set forth in this Section 5.1.2 shall not apply in the event of wrongful deceit (arglistige Täuschung) or other intentional breaches of contract (vorsätzliche Vertragsverletzung).

5.1.3	Term of Warranties

Claims by the Purchaser against the Sellers for a breach of any of the Sellers’ Warranties shall become time-barred (verjähren) with respect to:

(a)	Sellers’ Fundamental Warranties, on or prior to the fifth (5th) anniversary of the Closing;

(b)

Sellers’ Warranties made in Schedule 4.1a), Section 6 (Tax Matters) at the later of (i) six (6) months after the final and non-appealable assessment (formell- und materiell bestandskräftige Festsetzung) of the relevant Taxes or (ii) six months after the date on which the relevant statute of limitation for assessment of the relevant Taxes (taking into account all relevant suspensions (Ablaufhemmung)) has expired;

(c)	all other Sellers’ Warranties made in Schedule 4.1a) made as of Signing and of Closing, twenty four (24) months following the Closing Date,

(each of the foregoing time-periods shall be referred to herein as a “Claim Period”).

5.1.4 No “Double Dip”

The Parties are in agreement that where one and the same set of facts (Sachverhalt) qualifies under more than one provision entitling the Purchaser to a claim or remedy under this Agreement, the Purchaser’s compensation shall not exceed the damage suffered. This applies, in particular, if the same set of facts (Sachverhalt) qualifies under more than one of the Sellers’ Warranties or under Sellers’ Warranties and as well an indemnity, in particular with respect to tax.

5.1.5	Third Party Claims

In case that prior to the expiration of the Claim Period any Claim is made, or threatened to be made in writing, by a third party after Closing which is likely to give rise to a Claim of the Purchaser for a breach of any of the Sellers’ Warranties or for indemnification under this Agreement (the “Third Party Claim”), the Purchaser shall as soon as reasonably practicable, and in any event not later than thirty (30) Business Days after Purchaser has received written notice of the Claim, notify the Sellers in writing about such Claim and the Purchaser shall, in its reasonable discretion, be entitled (but not be obliged) to oppose, or to cause the Company to oppose, such Third Party Claim, and the Sellers shall use their best efforts in assisting the Purchaser or the Company in the defence of such Claim. The Purchaser shall procure that no such Claim is admitted or settled without the prior written consent of the Sellers (unless such admission or settlement includes as an unconditional term thereof the giving of a release from all liability with respect to such Claim by each claimant to each Seller, as applicable, that is the subject of such third-party Claim), which consent shall not unreasonably be withheld or delayed (e.g., in case of a reasonable commercial rationale for such settlement); provided, however, that consent shall be deemed to have been given if the Sellers fail to object the settlement by resolution of all Sellers within twenty (20) Business Days following the receipt of the Purchaser’s written notification of its intention to settle a Third Party Claim.

5.2	Remedies Exclusive

To the extent permitted by law, the remedies which the Purchaser may have against the Sellers for breach of any of the Sellers’ Warranties shall solely be governed by this Agreement and shall be the exclusive remedies available to the Purchaser. Without limiting the generality of the aforesaid, any right of the Purchaser for breach of any of the Sellers’ Warranties to reduce the Purchase Price (Minderung), or to rescind (zurücktreten) this Agreement or to require the winding up of the transaction contemplated hereunder on any other legal basis (e.g. by way of großer Schadenersatz), any claims for breach of pre-contractual obligations (culpa in contrahendo pursuant to §§ 311 para. 2 and 280 BGB), or ancillary obligations (positive Forderungsverletzung) and any liability in tort (Deliktshaftung), except for claims for wilful deceit (arglistige Täuschung) and other intentional breaches of contract (vorsätzliche Vertragsverletzungen), are hereby explicitly excluded and waived by the Purchaser to the extent permitted by law.

5.3	Breach Notice

In the event that after Closing Purchaser obtains actual knowledge of a Breach or any other breach of covenant or obligation or other grounds for an Indemnification Claim of Purchaser under this Agreement, Purchaser shall issue a Breach Notice in writing without undue delay after having obtained knowledge and finalised the assessment thereof, stating in reasonable detail the nature thereof and the then estimated amount involved (if reasonably possible). For the avoidance of doubt, unless otherwise explicitly provided for in this Agreement, any delay of the Purchaser in notifying the Sellers or in undertaking any other action vis-à-vis the Sellers shall not preclude the exercise of any right or remedy of the Purchaser under this Agreement, unless such delay has contributed to the damage (Mitverschulden bei der Verursachung des Schadens).

5.4	Remedies of Sellers

The provisions of Section 5.1 to 5.3 shall apply mutatis mutandis with respect to any breach of a Purchaser Warranty it being understood that Purchaser’s Warranties set forth in Schedule 4.2a), Sections 1.1 (Purchaser’s Authority), 4.1 (title to Consideration Shares) and 4.2 sentence 1 (dividend and voting rights of Consideration Shares) should constitute the “Purchaser’s Fundamental Warranties”.

6.	TAXES AND OTHER INDEMNITIES

6.1	Tax Covenant

The Sellers shall indemnify the Company and defend and hold the Company harmless (freistellen) from and against any Taxes assessed against the Company and current Tax losses that relate to any Tax periods ending on or before the Closing Date to the extent such Taxes pertain to the portion of the period prior to or on the

Closing Date, whereby the amount of Taxes pertaining to the portion of the period prior to the Closing Date shall be the amount of Taxes which would be payable if such portion of the entire Tax period was a separate Tax period ending on the Closing Date and the Company was permitted to file a tax return for such portion of the entire Tax period (“as if-assessment”) (the “Tax Claim”).

6.1.1	The Sellers shall be liable for any Tax Claim under Section 6.1.1, with the following exceptions:

(a)	the Taxes have been paid, booked as liabilities or tax related accruals in the Closing Balance Sheet or settled otherwise before or on the relevant closing date; or

(b)

the assessment of the Tax Claim occurs within twelve (12) months following Closing, and the Purchaser or the Company can, at minimal expense and within a time period of one (1) year following Closing, successfully claim from any third party (other than employees), including but not limited to, an insurer, any sum in respect of any matter to which a Tax Claim made relates; or

(c)

the Taxes are the result of actions, declarations, omissions or other measures of the Purchaser or the Company after the Closing Date (in particular, changes of the accounting policy, changes of the tax reporting practice, termination of a fiscal entity or restructuring measures), unless such aforementioned change is required by statutory law.

To the extent that the grounds on which the Tax Claim is based lead to any tax benefits in periods after the Closing Date for the Purchaser or the Company (Phasenverschiebung), the value of the corresponding benefits shall reduce the Tax Claim. Such value shall be calculated on the basis of (i) the Tax rates applicable (or expected to be applicable) in the year in which the respective benefit arises, and (ii) an applied discount factor of two (2) per cent p.a. if the discount period cannot be determined in a period of five (5) years shall be used.

6.2	Tax refund

6.2.1

The Purchaser shall pay the Sellers as an additional portion of the Purchase Price the amount of any tax refund received by the Company after the Closing Date and relating to any period ending on or before the Closing Date, except if and to the extend that (i) the respective claim for a tax refund is included in the Closing Balance Sheet or (ii) such refund or credit is attributable to a carryback of Tax losses from Tax periods following the Closing Date, in which case such refund or credit shall belong to the Purchaser (it being agreed that the Purchaser shall have no obligation to carryback any such losses).

6.2.2

The Purchaser shall promptly notify the Sellers in writing of the receipt of the tax refund or the relevant decision by the Tax Authority. A tax refund shall be deemed received at the time it is received in cash or as a cash equivalent by the Company (including by way of set-off against any tax liability).

6.3	Due dates

6.3.1

Payments of the Sellers pursuant Section 6.1 shall be due and payable, upon Purchaser’s written request to the Sellers’ Representative, 15 (fifteen) Business Days before they become payable to the Tax Authorities (including any extension thereof). Any such payment shall be deemed to be an adjustment of the total Purchase Price for tax purposes. If an appeal proceeding should result in a final decision that Taxes were unlawfully levied, Purchaser has to refund any repayments received including interest received.

6.3.2

Payments of the Purchaser pursuant Section 6.2 shall be due and payable within 15 (fifteen) Business Days after the tax refund has been received or after the relevant decision of the Tax Authority (as the case may be).

6.4	Cooperation

6.4.1	Indemnification Procedure

All tax proceedings which could constitute a Tax Claim shall be made according to the following principles:

(a)

If after the Closing any Tax Authority informs the Company of a proposed audit, assessment, dispute or other proceeding or material correspondence relating to any Taxes with respect to which the Sellers may incur any liability for a Tax Claim, Purchaser shall notify the Sellers of such matter. The Purchaser’s notice shall be given within 15 (fifteen) Business Days after Purchaser or the Company have received the relevant information from the Tax Authority and shall include all evidence to determine the fact and the amount of any Tax Claim.

(b)

At the request of the Sellers or, respectively, the Sellers’ Representative, and at Sellers’ expense the Company shall, and the Purchaser shall cause the Company to, appeal (Einlegung eines Einspruchs) and, if necessary, take reasonable legal action (Klageerhebung) against any tax assessment notice which directly relate to a Tax Claim. The Company shall, and the Purchaser shall cause the Company to, conduct the reasonable proceeding at all stages in accordance with consultation of the Sellers or the Sellers’ Representative, provided that the Purchaser shall have fully responsibility for and discretion in handling any such proceeding. The Sellers shall furnish to the Purchaser or give the Purchaser access to all material relevant information in their possession concerning the proceeding. In addition, the Sellers agree to (i) retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the all claims arising from this Section 6 have become time-barred, and to abide by all record retention agreements entered into with any taxing authority, and (ii) give the Purchaser reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Purchaser so requests, shall allow the Purchaser to take possession of such books and records.

6.4.2	Preparation of Tax Returns and payment of Taxes

The Parties agree that all tax matters of the Company for any period up to and including the Closing Date shall be handled in cooperation and consultation with the Sellers or, respectively, the Sellers’ Representative. After the Closing, the Company shall, and the Purchaser shall cause the Company to, upon Sellers request and only with regard to reasonably assessing Tax Claims,

(a)	provide the Sellers or Sellers’ Representative with copies of all tax assessment notices which relate to any period up to and including the Closing Date without undue delay;

(b)

grant access to all information, books, records or documents of the Company that relate (also) to periods up to and including the Closing Date to the Sellers or Seller’s Representative. In any case, these books, documents and documents shall be maintained and archived until all claims arising from this Section 6.4 have become time-barred;

(c)

provide the Sellers or Seller’s Representative with any relevant statements (whether by filing Tax Returns, giving official comments, filing an appeal, taking legal action or otherwise) to be made by the Company for any period up to and including the Closing Date for review. Therefore, the Purchaser shall cause the Company to provide the Sellers or Sellers’ Representative with a copy of all such written statements for review at least 25 (twenty five) Business Days prior to the due date (including any extension thereof) for the filing of such statements. The Purchaser shall ensure that any changes and amendments reasonably requested by the Sellers or Sellers’ Representative that are received in writing by the Purchaser not less than 15 (fifteen) days prior to the due date are made prior to filing.

6.4.3	Term of Tax claims

Claims pursuant to this Section 6 shall become time-barred (verjähren) at the later of

(i) six (6) months after the final and non-appealable assessment (formell- und materiell bestandskräftige Festsetzung) of the relevant Taxes or (ii) six months after the date on which the relevant statute of limitation for assessment (Festsetzungsverjährung) of the relevant Taxes (taking into account all relevant suspensions (Ablaufhemmung)) has expired.

7.	OBLIGATIONS PRIOR TO CLOSING DATES

7.1	Generally / Good faith / Access to Information

7.1.1

Each Party shall use its best efforts to procure that the conditions precedent to Closing will be satisfied at or prior to the expected Closing Date and that the Closing Actions set forth in Section 8.2 can be taken or be made in a timely manner, and the Parties shall cooperate in good faith to consummate the transaction contemplated by this Agreement.

7.1.2

Upon reasonable notice Sellers shall procure that the Company affords, to the officers, directors, employees, accountants, counsel, financial advisors and other representatives of Purchaser reasonable access during normal business hours, during the period prior to the Closing Date, to all its properties, books, contracts, commitments and records and, during such period, the Sellers shall procure that the Company shall furnish promptly to Purchaser all information concerning its business, properties and personnel as Purchaser may reasonably request, and the Sellers shall procure that the Company shall make available to Purchaser the appropriate individuals (including attorneys, accountants, personnel and other professionals) for discussion of its business, properties and personnel as Purchaser may reasonably request. Any such investigation by Purchaser shall not affect the representations or warranties of the Sellers contained in this Agreement.

7.1.3	The Sellers shall, and the Sellers shall procure that the Company shall, give prompt notice to Purchaser if any of the following occurs after the date of this Agreement:

(a)	any notice of, or other communication relating to, a breach, default, or event which with notice or lapse of time or both could become a breach or default, under any material contract of the Company;

(b)	receipt of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(c)	receipt of any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(d)	receipt of any Acquisition Proposal or any similar proposal or inquiry received by the Company, and the terms (including copies of written materials) and identity of the party making such proposal or inquiry;

(e)

the occurrence or non-occurrence of any fact or event which could reasonably be expected to cause any covenant, condition or agreement hereunder not to be complied with or satisfied in any material respect or any representation or warranty to be breached in any material respect;

(f)	the commencement or threat of any litigation or government investigation materially involving or affecting the Company or any of its properties or assets;

(g)	the occurrence of any event that, had it occurred prior to the date of this Agreement would have constituted a Material Adverse Effect; and

(h)

any changes, additions, or events which may cause any change in or addition to the Sellers Warranties or to any disclosures thereto promptly after the occurrence of the same and again at the Closing by delivery of appropriate updates to all such Sellers Warranties.

The delivery of any notice pursuant to this Section 7.1.3 or otherwise after execution of this Agreement shall not be deemed to cure any breach of any representation, warranty, or covenant or limit or affect the remedies of the party receiving the notice, nor shall any such notification be considered to constitute or give rise to a waiver by Purchaser of any condition set forth in this Agreement except to the extent Purchaser specifically agrees thereto in writing.

7.2	Conduct of Business between Signing and Closing

7.2.1

Save to the extent permitted by this Agreement or required for the consummation of the transaction contemplated by this Agreement, the Sellers shall procure at all times from the date of this Agreement until the Closing Date, that the Company continues to operate its respective business as a going concern and in the Ordinary Course of Business.

7.2.2

By way of amplification and not limitation, the Company shall not, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, directly or indirectly, undertake any of the following actions without the prior written consent of Purchaser (such consent not unreasonably be withheld), unless otherwise expressly provided for in this Agreement:

(a)	amend or otherwise change the Corporate Documents;

(b)	issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale,

pledge, disposition or encumbrance of, any shares, or any options, warrants, convertible securities, exchangeable securities or other rights of any kind to acquire any shares, or any other ownership interest (including, without limitation, any phantom interest) in the Company;

(c)

directly or indirectly, encourage, solicit, initiate or participate in discussions or negotiations with, or provide any information to, any Person or group (other than Purchaser, any of their Affiliates or representatives) concerning any proposal or offer made by any Person other than Parent, Purchaser or an Affiliate of Purchaser to acquire all or a substantial part of the business or properties of the Company or any capital stock of the Company, whether by transaction, tender offer, exchange offer, sale of assets, recapitalization or similar transactions involving the Company, division or operating or principal business unit of the Company (an “Acquisition Proposal”).

(d)	sell, pledge, dispose or encumber any assets of the Company (other than sales, pledges, encumbrances and other dispositions (Verfügungen) in the Ordinary Course of Business);

(e)

(i) split, combine or reclassify any of its stated capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares in the Company, or (ii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire any of its securities, including, without limitation, shares of the Company or any option, warrant, convertible or exchangeable securities or other right, directly or indirectly, to acquire shares of the Company, or propose to do any of the foregoing, except for the termination of any arrangement providing for the issuance of shares thereunder;

(f)

(i) acquire (by merger, consolidation, or acquisition of shares or assets) any material property or assets, make any investment in, or make any capital contributions to, any corporation, partnership or other business organization or division thereof, (ii) incur any Indebtedness, make any loans or advances, except for any Indebtedness, loans, advances in the Ordinary Course of Business including temporary overdrafts of current accounts of the Company (iii) enter into, terminate or amend any material contract or agreement other than in the Ordinary Course of Business, (iv) authorize any capital expenditures or purchases of fixed assets which are, in the aggregate, in excess of EUR 100,000 (hundred thousand Euro); or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 7.2.2(e);

(g)	(i) increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees, other than increases consistent with past practices; provided such increases in the aggregate, shall not exceed four percent (4%), (ii) grant any severance or termination pay to, or enter into any severance agreement or other agreement providing for severance payments with, any director, officer or other employee of the Company, (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, (iv) enter into any employment or consulting agreement, (v) except as otherwise expressly contemplated by this Agreement, accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits, or (vi) enter into, amend, waive or terminate any agreement or arrangement with any director, officer, employee or consultant, which limits or restricts the director, officer, employee or consultant from engaging or competing in any business or in any geographic area;

(h)

take any action to change material accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable);

(i)

make any material Tax election inconsistent with past practice, or settle or compromise any material federal, state, local or foreign Tax liability, or agree to an extension of a statute of limitations;

(j)

pay, discharge or satisfy any Claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the Ordinary Course of Business and consistent with past practice of liabilities reflected or reserved against in the Financial Statements or incurred in the Ordinary Course of Business and consistent with past practice;

(k)	enter into any compromise or settlement of, or take any material action with respect to, any litigation, action, suit, claim, proceeding or investigation;

(l)

adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization (other than the transaction contemplated by this Agreement);

(m)	enter into any agreement, understanding or commitment that restrains, limits or impedes the Company’s ability to compete with or conduct any business or line of business;

(n)

plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Company;

(o)

enter into any new agreement in an amount in excess of EUR 100,000 (hundred thousand Euro) (other than contracts with customers entered into in the Ordinary Course of Business consistent with past practice) or which will remain in effect for longer than one (1) year from the date hereof or with terms other than Ordinary Course of Business terms consistent with past practice;

(p)

assign, license, transfer or impair in any way the intellectual property of the Company, such prohibited activities to include, without limitation, licensing of the Company’s software, technology or intellectual property to any third party, disclosure of any trade secrets to any third party with or without a non-disclosure agreement or pledging the Company’s software, technology or intellectual property as collateral in any manner (except for non-exclusive licenses of intellectual property of the Company to customers of the Company in the ordinary course of customer contracts consistent with Company’s past practice); or

(q)

take, or agree in writing or otherwise to take, any of the actions described in Section 7.2.2(a) through (o) above, or any action which would make any of the Sellers Warranties untrue, incorrect or misleading in any material respect, prevent the Company from performing, or cause the Company not to perform, its covenants hereunder or that would or could reasonably be expected to, result in any of the conditions of the Transaction set forth in Section 8.3 not being satisfied.

8.	CLOSING

8.1	Date and Place, Termination

8.1.1

The Parties undertake to consummate (vollziehen) the transfer (Übereignung) of the Shares contemplated by Section 2.3 of this Agreement and to perform the Closing Actions set forth in Section 8.2 (together the “Closing”) at 10.00h (CET) on the fifth (5) Business Day after the last Closing Condition set out in Sections 8.3.2 and 8.3.3 (except for the condition precedent set out in Section 8.3.3(d)) has been satisfied or waived or on such other date as the Parties may agree. Closing is deemed to have occured (i) on the day (24.00h CET) the last Closing Condition set out in Sections 8.3.2 and 8.3.3 has been satisfied or waived and the Closing Actions set forth in Section 8.2 have been performed or (ii) on such other date as the Parties may agree (such date the “Closing Date”). The Parties intend to close the transaction on 31 October 2018 (24.00h CET).

8.1.2	This Agreement can be terminated as set forth below:

(a)	If the Closing Conditions have not been met by 28 February 2019 (the “Long Stop Date”) each Party shall be entitled to terminate this Agreement.

(b)	If there has been any Material Adverse Effect to the Company prior to Closing, the Purchaser shall be entitled to terminate this Agreement.

(c)	The Parties can at any time mutually agree in writing to terminate this Agreement (unless notarial recording or another form is required by applicable law).

8.1.3

Any termination of this agreement must be effected by written notice to the respective other Party, with a copy to the acting Notary Public. No right of termination shall exist if the terminating Party has hindered the satisfaction of the relevant Closing Condition in bad faith (wider Treu und Glauben). In the event of any termination pursuant to this clause, all obligations between the Parties, with the exception of the obligations under Section 10 to Section 12, shall lapse (including Section 11.9 and Section 11.10 which each will also lapse).

8.1.4

If the Closing does not occur until the Long Stop Date and the Agreement is terminated thereafter, the Purchaser shall pay to the Sellers 50% of the costs which had been paid by the Sellers to any accounting firm for preparing the accounting audits and financial statements of the Company according to U.S. GAAP as agreed by the Parties in the term sheet entered into at the beginning of the transaction, upon presentation of the respective due and proper invoices.

8.1.5	The Closing shall be held at the premises of Osborne Clarke Rechtsanwälte Steuerberater PartG mbB in Munich, or at such other location and / or time as the Parties may agree.

8.2	Closing Actions

On on the fifth (5) Business Day after the last Closing Condition set out in Sections 8.3.2 and 8.3.3 (except for the condition precedent set out in Section 8.3.3(d)) has been satisfied or waived or on such other date as the Parties may agree, the Parties shall undertake and shall procure that the Company undertakes the following actions in the following sequence:

(a)

The Company shall enter into a managing director service agreement (Geschäftsführeranstellungsvertrag) with Seller 1 substantially in the form of Exhibit 8.2a) hereto (collectively, the “Employment Agreement”).

(b)	Seller 1 shall be appointed as further managing director of the Purchaser.

(c)

The Company and Seller 2 have entered into a termination agreement (Aufhebungsvertrag) regarding the employment of Seller 2 with the Company, whereby the employment of Seller 2 terminates on the Closing Date at the latest and Seller 2 has no claims under the employment against the Company other than the continued payment of the usual salary of Seller 2 (under the service agreements entered into by the Company and the Seller 2 prior to the date of this Agreement and disclosed in the Data Room) up to the date when the employment terminates. The Company has revoked the general commercial power of attorney (Prokura) of Seller 2.

(d)	The Parties have entered into the Stock Escrow and Pledge Agreement with the Custodian substantially in the form of the draft attached hereto as Exhibit 3.2.2(A).

(e)	Purchaser shall have received the Financial Statements.

(f)	Purchaser shall pay the Cash Consideration to Sellers Account.

(g)	Purchaser shall transfer the Consideration Shares to the offices of the Custodian as set forth in the Stock Escrow and Pledge Agreement with the Custodian.

8.3	Closing Conditions

8.3.1	The obligation of the Parties to carry out the Closing shall be subject to the satisfaction of the condition to Closing set forth below:

No foreign or domestic Law, order judgment, ruling, injunction, assessment, award, decree, writ or other binding decision that prohibits, restrains, enjoins or otherwise prohibits (whether temporarily, preliminarily or permanently) consummation of the transactions contemplated by this Agreement shall have been enacted, issued, promulgated, enforced or entered by any court or Governmental Authority of competent jurisdiction and there shall not be pending any suit, action or proceeding by any Governmental Authority which seeks to restrain, enjoin or otherwise prohibit (whether temporarily, preliminarily or permanently) consummation of the transactions contemplated by this Agreement; provided, that each of the parties hereto shall have used its reasonable best efforts to prevent any such enactment, issuance, promulgation, enforcement or entry and to appeal as promptly as practicable any such Law.

8.3.2

The obligation of the Purchaser to carry out the Closing shall be subject to the satisfaction of the conditions to Closing set forth below, unless the Purchaser has in its sole discretion waived the respective condition to Closing in writing:

(a)	The Sellers Warranties that are qualified as to materiality shall be true and correct, and the Sellers Warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and Purchaser shall have received a certificate signed on behalf of the Company by an executive officer of the Company and by each of the Sellers to such effect.

(b)

The Sellers shall have performed or complied in all material respects with all obligations, covenants and agreements required to be performed by it or them under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate by each of the Sellers to such effect.

(c)

All consents and approvals necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, consents from parties to loans, leases and other agreements (except for any agreements with suppliers and customers other than the Significant Customers and Suppliers) and consents from any Governmental Authority shall have been duly obtained, each in form and substance reasonably satisfactory to Purchaser.

(d)	There will not have been any Material Adverse Effect to the Company, and Purchaser will have received a certificate to such effect signed by an executive officer of the Company.

(e)

The auditor has issued a final auditor’s opinion or report on the Financial Statements certifying that the Financial Statements: (i) present fairly in all material respects the financial position, assets and liabilities of the Company as of the dates thereof and the revenues, expenses, results of operations and cash flows of the Company for the period covered thereby as of the dates and for the period covered thereby, in each case in conformity with U.S. GAAP and, to the extent consistent with U.S. GAAP, the Company’s past accounting practices applied consistently during such periods in accordance with the past accounting practices of the Company, subject to the lack of footnote disclosures and, with respect to the interim balance sheets pursuant to Schedule 4.1a), Section 4.1(b), normally recurring year-end adjustments in accordance with the Company’s ordinary course of business consistent with past practices which are not material either individually or in the aggregate; (ii) are in accordance with the books and records of the Company, do not reflect any transactions which are not bona fide transactions; (iii) make full and adequate disclosure of, and provision for, all material obligations and liabilities of the Company as of the date thereof; and (iv) do not include any assets or liabilities of any other Person.

(f)	The Closing Actions to be undertaken by Sellers have been undertaken.

8.3.3

The obligation of the Sellers to carry out the Closing shall be subject to the satisfaction of the conditions to Closing set forth below, unless the Sellers have in their sole discretion waived the respective condition to Closing in writing:

(a)

The Purchaser’s Warranties that are qualified as to materiality shall be true and correct, and the Purchaser’s Warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and the Sellers’ Representative shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser to such effect.

(b)

Purchaser shall have performed or complied in all material respects with all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Sellers’ Representative shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser to such effect.

(c)	The Closing Actions to be undertaken by Purchaser have been undertaken.

(d)

The Sellers have received the Purchase Price in full in the Sellers Account. The Consideration Shares have been validly and bindingly issued in the name of Sellers and transferred to the custody of the Custodian as set forth in the Stock Escrow and Pledge Agreement and the Custodian has notified the Parties of the receipt of the Consideration Shares.

8.4	Cash Distribution

Prior to the Closing Date the Sellers shall pass a shareholder resolution (essentially in the format as attached in Exhibit 8.4) to the effect that the Company distributes to the Sellers profits in an amount (including taxes) as is necessary to adjust the Net Equity (as defined in clause 9.2) of the Company on the Closing Date as near as foreseeably possible to an amount of EUR 2,000,000.00 (in words: two million Euro).

8.5	Instructions to the Notary Public, Voting Proxy

(a)

Upon the assignment and transfer in rem of the Shares (Section 2.3) becoming effective, the recording Notary Public shall submit an amended list of shareholders and the revocation of the the general commercial power of attorney (Prokura) of Seller 2 to the commercial register. For this purpose, the Sellers and the Purchaser shall without undue delay and using the sample letter of notification attached as Exhibit 8.5(a) notify the recording Notary Public that the assignment and transfer in rem have become effective and the filing can be submitted.

(b)

The Parties acknowledge that the Purchaser cannot validly exercise its shareholder’s rights before the amended list of shareholders has been recorded in the commercial register. Each of the Sellers, subject to the assignment and transfer in rem of the Shares becoming effective, hereby irrevocably authorizes (erteilt die unwiderrufliche Vollmacht) the Purchaser to exercise to the fullest extent and without any restrictions, particularly without being bound by the restrictions set forth in § 181 Alt. 2 BGB, any and all shareholders’ rights pertaining to the Shares.

9.	ADJUSTMENT OF PURCHASE PRICE

9.1	The Closing Date Statement

Within nintey (90) days following the Closing Date, the Purchaser shall prepare an interim financial balance sheet (Zwischenbilanz) for the Company as of the expiry of the Closing Date (hereinafter the “Closing Balance Sheet”) substantially in the form of the draft attached hereto as Exhibit 9.1. The Closing Balance Sheet shall be prepared in accordance with the accounting regulations and principles set forth in the German Commercial Code (Handelsgesetzbuch) applicable to the Company and in accordance with the principles of proper accounting (Grundsätze ordnungsgemäßer Buchführung) while maintaining the continuity of accounting and valuation principles as applied by the Company in the past.

The Purchaser shall forward the Closing Balance Sheet to the Sellers’ Representative immediately after its preparation and finalisation. The Sellers shall review the Closing Balance Sheet for correctness and completeness without undue delay. Purchaser shall grant to Sellers access to all documents reasonably required by them for the review of the Closing Balance Sheet.

The Closing Balance Sheet shall become binding for the Parties if the Sellers do not object to the Closing Balance Sheet in writing within twenty (20) days of receipt (“Objection Notice”), provided, however, that any delay in providing any documents reasonably requested by the Sellers for the review of the Closing Balance Sheet shall lead to a respective extension of the 20-days-period . The Objection Notice must contain (i) the items of the Closing Balance Sheet or the underlying calculations which, in the opinion of the Sellers, are incorrect and (ii) a version of the Closing Balance Sheet which, in the opinion of the Sellers, is correct. If the Sellers send to the Purchaser an Objection Notice within the aforementioned deadline, the Parties shall attempt to reach agreement on the positions objected by the Sellers. If such an agreement is reached, the amended Closing Balance Sheet shall become binding for the Parties in the version corresponding to the agreement reached. If an agreement is not reached within twenty (20) days of receipt of the Objection Notice by the Purchaser, the Parties shall be entitled to commission the auditing company Baker Tilly GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, Munich, (hereinafter referred to as the “Arbitrator”) to decide on the positions objected by the Sellers in accordance with the principles set forth in this Section 9.1. If Baker Tilly GmbH & Co. KG Wirtschaftsprüfungsgesellschaft is not prepared to assume this task, upon request of any of the Parties the President of the Munich Chamber of Auditors shall nominate a corresponding firm of auditors with binding effect on the Parties.

When commissioning the Arbitrator, the Parties shall ensure that the latter makes its final decision, together with a written statement of reasons and an amended Closing Balance Sheet prepared by it, within 4 weeks of its commissioning and sends it to the Parties. The decision of the Arbitrator shall be made within the range of positions disputed by the Seller on the one hand and the Purchaser on the other. The Parties undertake to support the Arbitrator and to provide the Arbitrator with access to all information in the possession of one of the Parties to the extent that the Arbitrator requires such information in order to reach a final decision. The Arbitrator acts as an expert arbitrator within the meaning of Secs. 317 et seq. BGB. The Arbitrator shall decide on the costs to be borne by the Parties in accordance with Secs. 91 et seq. ZPO. The Closing Balance Sheet submitted by the Arbitrator and the decision about costs are final and binding for the Parties.

9.2	Adjustment

Based on the Closing Balance Sheet which has become final and binding on the Parties, the Purchase Price shall be adjusted as follows:

If, and insofar as, the net equity as defined in Secs. 266 para. 3 A, 272 German Commercial Code (Eigenkapital im Sinne von § 266 Abs. 3 A, § 272 HGB) (“Net Equity”) shown in the Closing Balance Sheet which has become final an binding on the Parties, is less than EUR 2,000,000.00 (in words: two million Euro), the Purchase Price is decreased by the difference and Sellers shall pay the difference to the Purchaser. If, and to the extent that, the Net Equity shown in the Closing Balance Sheet is higher than EUR 2,000,000.00 (in words: two million Euro), the Purchase Price is increased by the excess amount and Purchaser shall pay the excess amount to the Sellers.

The payments referred to in Section 9.2 shall be made no later than seven (7) Business Days after the Closing Balance Sheet has become binding for the Parties.

10.	COSTS, EXPENSES AND INTEREST, CURRENCY CONVERSION

10.1	Fees and Duties

The cost of the notarial recording of this Agreement as well as all other governmental fees and duties that arise due to the conclusion and the performance of this Agreement shall be paid by the Purchaser. The latter shall also apply to all fees and other costs in connection with clearance proceedings necessary pursuant to applicable regulatory provisions, if any.

10.2	Costs and Expenses

Each Party shall bear its own costs and expenses in connection with the preparation, negotiation, performance and termination of this Agreement, including the fees, costs and expenses of its respective advisors.

10.3	Interest

Notwithstanding anything in this agreement, each Party shall pay interest on due payments to another Party from 20 (twenty) Business Days after the due date until and including the day of payment. The interest rate shall be five (5) basis points above the European interbank interest rate for Euro balances with interest periods of 1 (one) month, as published on the on Reuters pages 248-249 at 11.00 am CET (the “EURIBOR”). The interest accrued shall be computed on the basis of the days elapsed and a 360-day-year. The relevant EURIBOR-rate shall be determined with reference to the first banking day of the month in which the amount payable has become due. Raising claims for interest on delayed payments and for an additional damages caused by delay shall not be excluded.

10.4	Set-off, Retention

The Parties shall be entitled (i) to set-off (aufrechnen) any rights or claims it may have against any rights or claims the other Party may have under this Agreement (including but not limited to any rights or claims relating to the Consideration Shares serving as a security for the benefit of the Purchaser) or (ii) to refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht).

11.	GENERAL PROVISIONS

11.1	Press Releases

11.1.1

The Parties shall consult with each other about form, content and timing of any press release or comparable voluntary statement concerning this Agreement, its conclusion and its performance prior to their publication. No Party shall without such consultation publish any such press release or comparable voluntary statement. This provision shall not apply, however, to any announcement or written statement required (upon the advice of legal counsel) to be made by Law or the regulations of any Governmental Authority, including, without limitation, the U.S. Securities and Exchange Commission, or any exchange upon which the securities of either party may be listed, except that the party required to make such announcement, whenever practicable, shall consult with the other party concerning the timing and content of such announcement before such announcement is made.

11.1.2

To the extent publications are required by law or rules applicable to the capital market or are ordered by a competent court or a competent public authority, the parties shall endeavour a prior consultation. If a prior consultation is not or not reasonably possible, the Party concerned shall immediately inform the respective other Party about the publication.

11.2	Confidentiality

11.2.1

The Parties undertake to keep strictly confidential and to protect the content of this Agreement effectively against third party access, the circumstances of its negotiation, its execution and its performance as well as any information obtained in this connection about the respective other Party and the enterprises affiliated with it and the Company. The aforementioned obligation shall not apply to facts that are or, without a breach of this obligation, become publicly known or the disclosure of which is required by law/request of a Governmental Authority or rules applicable to the capital market or rules applicable due to the nature of Sellers (e.g. reporting requirements). In such case the Parties shall be obliged, though, to notify the respective other party prior to the disclosure and to limit disclosure to the minimum that is required by law or the regulatory action.

11.2.2

The Sellers acknowledge that Parent’s securities are publicly traded and that in the course of doing the transaction, the Company, the Sellers, their respective Representatives and/or their respective Affiliates may obtain information about Parent that is nonpublic. Each of the Sellers acknowledge and agree that neither he, she, the Company or it nor any of such Person’s respective Affiliates and/or Representatives will trade in Parent’s securities based upon any material, non-public information received by any such Person between the date it receives such information from Purchaser and/or Parent and until such information becomes public. Further, each of the Sellers acknowledge and agree that he, she, the Company and any of such Person’s respective Affiliates and/or Representatives have as a matter of policy in the ordinary course, and shall maintain, adequate internal control procedures regarding information disclosed under this Agreement to ensure that SEC rules relating to insider trading of public securities are not violated.

11.2.3

Each of the Sellers acknowledges and agrees that the Confidential Information is the property of the Company. None of the Sellers shall do anything inconsistent with the ownership of the Confidential Information by the Company. From and after the date of this Agreement, each of the Sellers agrees that he/she will not, and will not permit any party acting on behalf of, in conjunction or association with, or at the direction of such Seller, at any time, disclose to any unauthorized Persons or use for his/her/its own account or for the benefit of any third Person, any Confidential Information, whether such Seller has such information in his/her/its memory or embodied in writing or other physical or tangible form or media, without the Company’s express written consent, which may be withheld in the Company’s sole discretion, unless (a) such Confidential Information enters the public domain subsequent to the date hereof through no fault of a Seller and through no breach of confidentiality to the Company; or (b) the communication of such Confidential Information is in response to a valid order by a Governmental Authority or is otherwise required by Law; provided, however, in the event that any Seller is legally compelled to disclose any of the Confidential Information, Seller shall provide the Company with immediate written notice of such requirement so that the Company may seek a protective order or other appropriate remedy or waive compliance with this Section 11.2.3. If, failing the entry of a protective order, such Seller is, in the opinion of his/her/its counsel, compelled to disclose any Confidential Information, it may disclose that portion of the Confidential Information that his/her/its counsel advises that it is compelled to disclose and will exercise reasonable efforts to obtain assurance that confidential treatment will be accorded to that portion of the Confidential Information that is being disclosed.

11.2.4

Each of the Sellers agrees that such Seller will not disparage or make negative statements (or induce or encourage others to disparage or make negative statements) about the Company, the Company’s products and/or services, Purchaser or any of their past or present officers, directors, agents, employees, attorneys, successors and assigns (as applicable), including, without limitation, criticizing such Person’s business strategy. For the purposes of this Agreement, the term “disparage” means any comments or statements, written or verbal, that are derogatory or which would adversely affect in any manner: (i) the conduct of the Company’s or Purchaser’s business; (ii) the business reputation or relationships of the Company or Purchaser and/or any of either of their past or present officers, directors, agents, employees, attorneys, successors and assigns (as applicable); or (iii) the reputation or merchantability of any of the Company’s products and/or services.

11.2.5

Notwithstanding the foregoing or any other provision of this Agreement, from and after the Closing, the provisions of the NDA restricting Purchaser shall expire and shall not apply to or restrict in any manner Purchaser’s or Company’s use of any Confidential Information (as defined in the NDA) of the Company.

11.3	Notices

11.3.1	Form of Notices

All declarations and notices (together “Notices”, a “Notice) in connection with this Agreement must be in writing (Schriftform) and sent by regular mail or telefax unless notarial recording or another form is required by applicable law, excluding however communication by e-mail unless such communication is sent at the same time by regular mail or telefax.

11.3.2	Language of Notices

Notices have to be in the English language or must be accompanied by a certified English translation.

11.3.3	Notices to the Sellers

All notices to the Seller relating to this Agreement shall be addressed to:

Josef und Claudia Bressner

Ligusterweg 8

82194 Groebenzell

Germany

Fax: +49 89 374 278 78

E-Mail Seller 1: josef.bressner@gmx.de

E-Mail Seller 2: bressner.hochfilzen@gmail.com

with a copy to their advisers:

Weitnauer Rechtsanwälte PartGmbB

Dr. Diethelm Baumann

Ohmstraße 22

80802 Munich

Germany

Tel: +49-89-383995-0

Fax:+49-89-383995-99

E-Mail: diethelm.baumann@weitnauer.net

11.3.4	Notices to the Purchaser

All notices to the Purchaser relating to this Agreement shall be addressed to:

One Stop Systems GmbH

Mr. Stephen Dale Cooper

Industriestraße 51

82194 Gröbenzell

Germany

Fax: +1 760 745 9824

with a copy to its advisers:

Procopio, Cory, Hargreaves & Savitch, LLP

Dennis J. Doucette, Esq.

12544 High Bluff Drive, Suite 400

San Diego, CA 92130

United States of America

Fax: +1 858 523 4305

Osborne Clarke Rechtsanwälte Steuerberater PartG mbB

Dr. Björn Hürten

Innere Kanalstraße 15

50823 Cologne

Germany

Fax: +49 221 5108 4221

11.3.5	Change of Address

The Parties shall without undue delay notify the respective other Party and that Party’s advisers in writing of any change of their addresses set forth in Sections 11.3.3 through 11.3.4. Until receipt of such notification, the address as hitherto shall be deemed valid.

11.3.6	Notices to Advisors

(a)	The receipt of notices in connection with this Agreement by the advisers of the Parties’ shall not constitute or substitute receipt of such notices by the Parties themselves.

(b)

Regarding the receipt of a notice by a Party, it shall be irrelevant whether the notice has also reached such Party’s adviser or (copy to) the recording notary, regardless of whether in the individual case this Agreement provides for the notice to be copied to the respective adviser or the recording notary.

11.4	Entire Agreement Schedules and Language

11.4.1

This Agreement, together with the Exhibits and Schedules and any other documents referred to herein, comprises all the terms agreed by the Parties and constitutes the entire agreement and understanding among the Parties with respect to the subject matter hereof, and shall supersede all prior oral and written agreements or understandings of the Parties relating hereto. All references to this Agreement shall be deemed to include the Exhibits and Schedules. There are no side agreements to this Agreement.

11.4.2

The Schedules and Exhibits attached form an integral part of this Agreement. In the event of any inconsistency between a Schedule or Exhibit and the provisions of this Agreement, the terms of this Agreement shall govern the relationship between the Parties.

11.4.3

This Agreement, including the Exhibits and Schedules, has been prepared and negotiated in the English language which shall prevail and be binding upon the Parties even if and to the extent that the Parties have prepared independent translations of this Agreement and/or of the Exhibits and Schedules in the German language or any other language. However, where a German term has been inserted in this Agreement in quotation marks and/or brackets, the German term alone (and not the English term to which it relates) shall be decisive and authoritative for the interpretation of the relevant English term in this Agreement. The headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement.

11.5	Variations and Waivers

11.5.1

No variation or waiver of any provision or condition of this Agreement shall be effective unless it is in writing (or such other form as is required by applicable Law) and signed by or on behalf of each of the Parties or, in the case of a waiver, by or on behalf of the waiving Party.

11.5.2

Unless expressly so agreed, a variation or waiver of any provision or condition of this Agreement, in particular the waiver by the Purchaser of any Closing Condition, the failure of a Party to insist upon strict performance by the other of the terms and conditions of this Agreement or its failure or delay to exercise any right or remedy available to it hereunder, shall not release the other Party of its obligation to observe the covenants, responsibilities, and duties imposed upon it by the terms of this Agreement and shall not constitute a general variation or waiver of any provision or condition of this Agreement, and neither shall it preclude the Party from requiring the other Party to perform in strict accordance with the terms hereof, or affect any right, obligation or liability under or pursuant to this Agreement (in particular the Purchaser’s rights in case of a violation of any of the warranties set forth in Schedule 4.1a) hereto), and the rights and obligations of the Parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied or waived.

11.5.3	Any consent granted under this Agreement shall be effective only if given in writing and signed by the consenting Party and then only in the instance and for the purpose for which it was granted.

11.5.4	No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.6	Succession and Assignment

This Agreement and all of the provisions hereof shall be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations of any Party under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any Seller, without the prior written consent of the Purchaser, and by the Purchaser, without the prior written consent of Sellers, and any such assignment without such prior written consent shall be null and void except for any assignemt by the Purchaser to an Affiliate of the Purchaser.

11.7	No Third Party Rights

This Agreement shall not grant any rights to, and is not intended to operate for, the benefit of third parties unless otherwise explicitly provided for herein.

11.8	Severability

Should any provision of this Agreement, as a whole or in part, be or become invalid, ineffective or unenforceable, the validity and enforceability of all other remaining provisions shall not be affected thereby. The invalid, ineffective or unenforceable provision shall, to the extent legally possible, be deemed replaced by that valid, effective and enforceable provision that comes closest to the economic purpose pursued with the invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and scope. The aforesaid shall apply mutatis mutandis to any gap in this Agreement.

11.9	Non-compete and non-solicitation

11.9.1

For a period of three (3) years after the Closing Date, each of the Sellers shall refrain from competing, directly or indirectly, with the Company or the Company’s business as conducted, or as proposed to be conducted, as of the Closing Date in the territories in which the Company will or specifically intend be active as of the Closing Date. This obligation shall include that the Sellers shall not directly or indirectly engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, or control of, be employed by, associated with, or in any manner connected with, lend its name, or render services or advice to a competitor. The possession of shares in a publicly traded competing enterprise that amounts to less than 2% of all shares in the share capital of the competing enterprise, such shares being held for investment purposes and permitting no influence on the executive bodies of the enterprise in question, shall not be covered by the prohibition on competition pursuant to this Section 11.9.1. The holding of the Consideration Shares shall also be excluded from the prohibition of this Section 10.9.1.

11.9.2	For a period of three (3) years after the Closing Date, each of Sellers:

(a)

shall for the purpose of avoiding migration of the Company’s related know-how, not solicit or encourage the Company’s then existing employees or former employees, including directors, members of the management boards, interns and apprentices and temporary workers to serve for a Competitor or any other third party doing business as employee, director, officer, consultant, contractor or otherwise;

(b)

shall not influence or attempt to influence any customer, supplier, employee, software developer, contractor, consultant, director, officer, agent or distributor or other third party maintaining a contractual or other business relationship with the Company to reduce, modify, replace, terminate, discontinue or otherwise negatively impact such contractual or other business relationship.

(c)	must not sell or otherwise dispose of the Consideration Shares for a period of 2 (two) years after the Closing Date.

11.9.3

A Seller breaching the non-compete and non-solicitation covenant pursuant to Section 11.9.1 and 11.9.2 shall, in addition to any other remedies of the Purchaser under this Agreement or Law, pay to the Purchaser a contractual penalty of EUR 50,000 (fifty thousand Euros) for each case of a breach of the non-compete covenant for each month of such breach.

11.9.4

Should the non-compete and non-solicitation covenant provided for in this Section be or become invalid with respect to the scope of its term, region or subject matter, the invalid provision shall be replaced by a valid provision which shall have the closest economic effect legally permissible.

11.10	Transition

11.10.1

The Sellers shall take the action necessary to ensure that the Company and the Business duly pass to the Purchaser upon the Closing of this Agreement, and that namely all information be made available which the Purchaser and the organizational bodies of the Company require to seamlessly continue the Business.

11.10.2

The Purchaser, the Company and their respective legal successors are entitled, but not obligated vis-à-vis the Sellers, to continue using indefinitely the current trade names, trademarks, logos and business designations of the Company, including all the derivations thereof. Starting on the Closing Date, the Seller shall not, in any way, use or distribute into the stream of commerce any such names or marks or any other designations or company names that could be confused with any such names or marks.

11.11	Bank guarantees / Transaction Expenses / Indemnification

11.11.1

Each Seller agrees and acknowledges that any guarantees by any Seller of any of the Company’s obligations under the agreements set forth on Exhibit 11.11.1 shall remain valid and enforceable, and shall not be terminated by any Seller, until the date that is three (3) months following the Closing; notwithstanding the foregoing, the each Seller agrees and acknowledges that any guarantees by any Seller of any of the Company’s obligations under the agreement set forth on Exhibit 11.11.1, Item 2 shall remain valid and enforceable, and shall not be terminated by any Seller, until March 31, 2019. Purchaser shall indemnify the Sellers from any claims resulting from guarantees or similar security commitments to finance institutions as attached in Exhibit 11.11.1 for a period of three (3) months following the Closing and shall ensure that respective obligations will be taken over or replaced by the Purchaser within three (3) months following the Closing. As long as any guarantees by any Seller of any of the Company’s obligations under the agreements as set forth on Exhibit 11.11.1 are not (i) taken over, (ii) replaced by the Purchaser or (iii) terminated for any reason, Purchaser must not distribute or otherwise withdraw money from the Company otherwise than in the ordinary course of business.

11.11.2

Sellers shall jointly and severally indemnify and hold the Company or Purchaser (as the case may be) harmless (freistellen) from any Liability, Claim, cost, expense or other financial losses (finanzielle Nachteile) in relation to any Transaction Expenses.

12.	GOVERNING LAW AND JURISDICTION

12.1	Governing Law

This Agreement shall be governed by and construed in accordance with the substantive laws of Germany, excluding the principles of conflicts of laws thereof.

12.2	Arbitration

12.2.1

In the event either Party desires to institute legal proceedings against the other Party for claims arising out of or relating to this Agreement, it shall furnish a respective written notice to the other Party. The Party furnishing such notice shall refrain from instituting said legal proceedings for a period of 20 (twenty) Business Days following the date on which the notice was furnished. During such period, the Parties shall in good faith attempt to amicably resolve their dispute by negotiation. If the Parties fail to so resolve their dispute, either Party shall be entitled to refer the dispute to an arbitration tribunal which shall resolve the dispute in accordance with the provisions set forth in sections 12.2.2 et. Seq.

12.2.2

All disputes arising in connection with this Agreement or its validity shall be finally settled in accordance with the German Rules of Arbitration (the “DIS Rules”) without recourse to the ordinary courts of law by one or more arbitrators appointed in accordance with the Rules.

12.2.3	The place of arbitration is Munich, Germany. The language of the arbitral proceedings is English, whereas evidence may also be presented in the German language.

12.2.4

If mandatory law requires an ordinary court to decide a matter arising out of or in connection with this Agreement or its performance, jurisdiction shall vest in the regional court in Munich (Landgericht München I), Germany.

Deed No. H 4297/2018

th/ra

Share Purchase Agreement

On the thirty first of October two thousand and eighteen

-31.10.2018 -

there appeared before me

Dr. Philipp Aigner, deputy notary,

official representative of notary

Thomas Haasen,

Notary Public in Munich,

in my office at Theatinerstr. 7, 80333 Munich, Germany

Mr Josef Bressner,

born on 13/01/1957,

address: Ligusterweg 8, 82194 Gröbenzell, Germany,

identified by his identity card;

Mrs Claudia Bressner,

born on 29/05/1962,

address: Ligusterweg 8, 82194 Gröbenzell, Germany,

identified by her identity card;

Stephen Dale Cooper,

born on 15/01/1958,

business address: Industriestraße 51, 82194 Gröbenzell,

herein acting not in his own name, but as managing director with power to represent the company solely and released from the restrictions of section 181 German Civil Code (BGB) and similar rules under foreign law for and on behalf of

One Stop Systems GmbH

with registered seat in Gröbenzell, district Fürstenfeldbruck, address: Industriestraße 51, 82194 Gröbenzell, registered in the commercial register of Munich, no. HRS 218984,

The persons appearing requested the notary to notarize this deed in the English language. The notary, who speaks, writes and understands English, assured himself that the persons appearing also have a sufficient command of the English language. He instructed the persons appearing about their right to have an interpreter present or to request a written translation of this deed. The persons appearing explicitly waived such right.

The persons appearing hand over the document hereto attached as Annex and request its notarisation which hereby follows:

I.             Reference Deed

The exhibits/schedules mentioned in the “Share Purchase Agreement” were prior to the signing of this Agreement recorded for the Parties in the acting notary’s deed No. H 4296/2018 of the roll of deeds dated 31/10/2018 (the “Reference Deed”). Reference is made to such Reference Deed pursuant to section 13a German Notarisation Act (Beurkundungsgesetz, BeurkG). The Parties agree that the content of the Reference Deed is part of this Agreement. Any references below to Annexes refer to annexes in the Reference Deed.

The persons appearing for the notarisation of this deed were given the opportunity to review the original of the Reference Deed, which was presented to them on the occasion of the notarisation of this deed. Upon instruction, the persons appearing herewith unanimously state that they are aware of the contents of the Reference Deed, that they hereby expressly approve the statements contained therein, in each case in the name of the relevant Party represented by them, and that another reading of the Reference Deed is waived. The persons appearing also waive the attachment of the Reference Deed to this deed. In case of references in the documents contained in the Reference Deed to further exhibits/schedules which are not a physical part of the Reference Deed, such additional exhibits/schedules shall not form part of the Reference Deed.

II.             Content of declarations

The Parties herewith agree upon the

Share Purchase Agreement

attached to this deed as Annex.

The Table of Contents serves convenience purposes only and does not form part of the declarations of the Parties.

III.         Notarial Advices

The notary public especially indicates to the parties the following:

All agreements must be correctly and completely recorded. Failure to do so can result in the declarations in this deed becoming completely null and void. The parties hereby declare that this deed completely states their agreements. The notary has not given advice with regard to foreign law and with regard to any possible tax effects and consequences of this Agreement.

IV.         Copies

The following parties will receive copies of this deed and the Reference Deed

-	certified copies:
-	each Party,
-	simple copies:
-	the tax office for corporations (notification pursuant to § 54 EStDV),
-	Weitnauer Rechtsanwälte PartGmbB, Dr. Diethelm Baumann, Ohmstr. 22, 80802 Munich, Germany,
-	Procopio, Cory, Hargreaves & Savitch, LLP, Dennis J. Doucette, Esq., 12544 High Bluff Drive, Suite 400, San Diego, CA 92130 USA,
-	Osborne Clarke Rechtsanwälte Steuerberater PartG mbB, Dr. Björn Hürten, Innere Kanalstraße 15, 50823 Cologne, Germany,

Read aloud by the official representative

notary public to the persons appearing

including the Annex

approved by the persons appearing

and signed by them and the notary each in their own hand:

SELLERS

/s/ Josef Bressner
Josef Bressner

/s/ Claudia Bressner
Claudia Bressner

ONE STOP SYSTEMS GMBH

/s/ Stephen Dale Cooper
Stephen Dale Cooper,
Managing Director

SCHEDULE 1

DEFINITIONS

Accounting Rules	shall mean generally accepted accounting principles within the meaning of the HGB (the “GAP”) as of the respective date.

Affiliate

any individual person or legal entity who or which are affiliated enterprises within the meaning of Sections 15 et seq. AktG. For the avoidance of doubt, natural persons (natürliche Personen) shall be treated equally to legal entities for the purpose of this definition.

Agreement	shall mean this Share Purchase Agreement including all of its Exhibits and Schedules.

BGB	shall mean the German Civil Code (Bürgerliches Gesetzbuch – BGB).

Business	shall have the meaning set forth in Recital (D).

Business Day	shall be any day on which banks are open for business in Munich, Germany, and San Diego, California, United States of America.

Cap	shall have the meaning set forth in Section 5.1.2(c).

Cash

means with respect to the Company any cash, cash equivalents (i.e. cheques received whether or not credited to a bank account) and credit balances of the Company with banks and other financial institutions within the meaning of § 266 sub-sec. 2 B (IV) HGB (Kassenbestand, Bundesbankguthaben, Guthaben bei Kreditinstituten und Schecks).

Claim

means any existing or threatened claim, demand or cause of action of any kind or character under any theory (including contract, tort, statutory liability, premises liability, products liability, breach of warranty or malpractice), whether civil, criminal, investigative or administrative, whether made by Tax Authorities or by other Governmental Authorities or any other Person, whether absolute or contingent, and whether or not asserted in any Proceeding.

Claim Period	shall have the meaning set forth in Section 5.1.2(g).

Closing	shall mean the consummation of the transaction as described in Section 8.1.

Closing Actions	shall mean the actions to be taken by the Parties at the Closing Dates pursuant to Section 8.2.

Closing Date	shall have the meaning set forth in Section 8.1.1.

Company	shall have the meaning set forth in Recital (A).

Confidential Information

shall mean all of the confidential and proprietary information of the Company and its business existing as of the date hereof and/or hereafter acquired by the Sellers, including all information and compilations of information of any kind, type or nature (tangible and intangible, written or oral, and including information contained, stored or transmitted through any electronic medium) relating to the financial conditions, results of operations, business, properties, assets, liabilities or future prospects of the Company’s business, special arrangements regarding the pricing and purchase of products or services including proprietary methods, cost information, customer and potential customer lists and contact information, pricing and volume by customer, customer preferences, supplier information, agency and contractor relationships and contact information, sales and profit information, goodwill, any other trade secrets, including information concerning services and products, developments, techniques, processes, formulae, know-how, systems, new service, product and marketing plans, inventions, discoveries, patent applications, ideas, designs, drawings, test data, computer programs, software (including object code and source code), databases, technologies, systems, structures and architectures, methods, research, procurement and sales activities and procedures, promotion and pricing techniques and credit and financial data concerning customers and potential customers of the Company’s business as well as information relating to the management operation or planning of the business, and technical proprietary information and any other intangible assets whether communicated orally, electronically, in writing or in any other tangible media. Notwithstanding the foregoing, Confidential Information shall not include information that is generally available to the public in the ordinary course of business of the Company or that is customarily and generally available for other businesses in the same industry.

Custodian	shall mean Corporate Stock Transfer, Inc. or any successor transfer agent of Parent

DIS Rules	shall have the meaning set forth in Section 12.2.2 .

EURIBOR	shall have the meaning set forth in Section 10.3.

Financial Statements	shall have the meaning set forth in Schedule 4.1 Section 4.1.

GAAP	shall mean the generally accepted accounting principles within the meaning of Section 243 para. 1 HGB.

GmbHG	shall mean the German Limited Liability Companies Act (Gesetz betreffend Gesellschaften mit beschränkter Haftung – GmbHG)

Governmental Authority

means (i) any sovereign Person or political subdivision thereof, (ii) any government thereof (whether European, federal, state, local or foreign) or any department, agency, bureau, commission, office, service, regulatory body or other instrumentality of government or (iii) any court or quasi-judicial (public or private, including any arbitration tribunal).

GWB	shall mean the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen – GWB)

HGB	shall mean the German Commercial code (Handelsgesetzbuch – HGB).

Indebtedness

shall mean with respect to the Company at any date, without duplication: (a) all obligations of the Company for borrowed money or in respect of loans or advances (other than customer prepayments or deposits characterized as short term liabilities); (b) all obligations of the Company evidenced by bonds, debentures, notes or other similar instruments; (c) all obligations of the Company that are not characterized as short term liabilities; (d) all obligations in respect of letters of credit, whether or not drawn, and bankers’ acceptances issued for the account of the Company; (e) all capitalized lease liabilities of the Company; (f) all interest rate protection agreements of the Company (valued on a market quotation basis); (g) all obligations of the Company secured by a contractual lien; (h) all guarantees of the Company in connection with any of the foregoing; (i) any debt-like obligation or financing-type arrangement in respect of the deferred purchase price of property or property received as of the Closing with respect to which the Company is liable, contingently or otherwise, as obligor or otherwise; (j) all earn-out obligations of the Company; and (k) any accrued interest, prepayment premiums or penalties or other costs or expenses related to any of the foregoing.

Indemnification Claim	shall mean any claim which the Purchaser or the Sellers may have under this Agreement, including any claims resulting from a Breach or indemnity claims.

Know-how

shall mean all information (including information comprised in or derived from formulae, designs, specifications, lists, technical descriptions and drawings), irrespective of whether and in what manner it has been memorialized, which relates to the business operation of a company (including procurement, research and development, production, information technology, quality management, marketing, logistics, sales and distribution and customer relations) and which is generally not known to the public.

Law	means any foreign, federal, state, local or other law or governmental requirement of any kind, and the rules, regulations, statute, Permits and Orders promulgated thereunder.

Liability

means any liability (whether known or unknown, whether absolute or contingent, whether direct or indirect, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

Lien	shall mean any lien, charge, encumbrance and security interest, irrespective of whether such Lien arises under any agreement or by operation of statutory law.

Long Stop Date	shall have the meaning set forth in Section 8.1.

Material Adverse Effect

shall mean any circumstance, development, event, condition or occurrence which has had, or reasonably could be expected to have, a not only temporary material adverse effect on the business, condition (financial or otherwise), assets, properties, liabilities, rights, obligations, operations or prospects of the Company, and which in any event constitute a frustration of contract (Störung der Geschäftsgrundlage) within the meaning of Sec. 313 BGB or a cause (wichtiger Grund) within the meaning of Sec. 314 BGB, provided that general economic or industry wide changes affecting companies similar in size, structure and business operation in the same way as the Company shall not constitute a Material Adverse Effect.

Notice/Notices	shall have the meaning set forth in Section 11.3.1.

Order

means (i) any order, judgment, decree, decision, ruling, writ, assessment, charge, stipulation, injunction or other determination of any Governmental Authority (including any arbitration award entered by an arbitrator) having competent jurisdiction to render such and (ii) any settlement agreement entered into in connection with the settlement, dismissal or other resolution of any Proceeding.

Ordinary Course of Business

means (i) the ordinary course of business of the Company, consistent with its past custom and practice (including with respect to quantity and frequency), but in any event satisfying the standard of care of a prudent business person (Sorgfalt eines ordentlichen Kaufmanns), (ii) excluding any action or omission that constitutes (or, with the passage of time, the giving of notice by any Person or the happening of any other event, would constitute) a breach of any warranty, a tort, an infringement of any right of any other Person or a violation of Law and (iii) and using reasonable efforts to preserve substantially intact the business organization of the Company, to keep available the services of the present officers, employees and consultants of the Company and to preserve the present relationships of the Company with customers, suppliers and other Persons with which the Company has significant business relations, with the intent that such goodwill and ongoing business relationships shall be unimpaired at the Closing Date, provided, however, that any reasonable actions undertaken for the due preparation of this transaction shall not be regarded as being outside of the scope of ordinary course of business.

Party / Parties	shall have the meaning as set forth on the first page of this Agreement.

Permit	means any approval, consent, exemption, franchise, accreditation, license, permit, waiver, registration, filing, certificate or other authorization required by Law or any Governmental Authority.

Person	means an individual, a partnership, a corporation, an association, a trust, a joint venture, an unincorporated organization, a Governmental Authority or any other entity.

Proceeding

means any charge, complaint, action, suit, litigation, proceeding, hearing, investigation, assessment or Claim, or any notice of any of the foregoing, by or before any Governmental Authority (including before any arbitrational tribunal).

Purchase Price	shall have the meaning set forth in Section 3.1.

Purchaser	shall have the meaning set forth on the fourth page of this Agreement.

Purchaser’s Warranties	shall have the meaning set forth in Section 5.1.1.

Qualifying Claim	shall have the meaning set forth in Section 5.1.2(b).

Related Party	means any individual person or legal entity who or which are (i) Affiliates or (ii) relatives within the meaning of § 15 German Tax Code (AO).

Section	shall mean a section of this Agreement.

Sellers	shall have the meaning set forth in the rubrum of this Agreement.

Sellers’ Representative	shall mean Seller 1

Sellers’ Warranties	shall have the meaning set forth in Section 4.1.

Shares	shall have the meaning set forth in Recital (B).

Tax Authorities

means, with respect to any Tax, any German or non-German governmental authority or political subdivision thereof or any other corporate body under public law that imposes such Tax and any German or non-German agency (if any) charged with the collection of such Tax for such authority.

Tax Returns

means any return, declaration, disclosure, election, schedule, estimate, report, statement, notice, computation, claim for refund, or information return or other document filed or to be filed relating to Taxes, including (i) any schedule or attachment thereto, (ii) any amendment thereof and (iii) all other material information required to be supplied.

Taxes

shall mean (i) all federal, state, local, or foreign tax liabilities, including income taxes (personal or corporate), capital taxes, estimated, withholding, gross receipts, gross margin, license, payroll, employment, excise, franchise, severance, stamp (Stempelsteuer), occupation, premium, environmental, unemployment, disability, ad valorem, surcharges (e.g. solidarity surcharge), value added taxes, consumption, sales and use, real estate transfer taxes, personal property transfer taxes, customs and duties, and other levies or duties (Abgaben) and tax of any kind whatsoever, payable to any competent Tax Authority, as well as any interest, fines, penalties, costs and expenses and other additions reasonably related thereto, all of which apply up to the Closing Date 1 even if calculated for a period of time after the Closing Date 1, and, including all taxes (Steuern) and auxiliary levies (steuerliche Nebenleistungen) within the meaning of § 3 German Tax Code (AO) and equivalent taxes and levies under foreign law (ii) any other levies or duties (Abgaben) under German or foreign law, including (but not limited to) customs duties and social security contributions, (iii) any obligation to repay public allowances (Zulagen) or Subsidies (Beihilfen), (iv) administrative fines, (v) secondary liability (Haftungsschulden) or withholding for any of the aforementioned items, (vi) any liability for payment of amounts referred to in (i) through (v) in particular as a result of any tax sharing, tax indemnity or tax allocation agreement.

Third Party Claim	shall have the meaning set forth in Section 5.1.2.

Threshold	shall have the meaning set forth in Section 5.1.2(b).

Transaction Documents	are this Agreement and each of the ancillary agreements.

Transaction Expenses

shall mean, to the extent not paid prior to Closing, (a) the aggregate amount of all fees and expenses incurred by the Sellers at any time or the Company prior to the Closing, regardless of when payable (including the fees and expenses of any legal counsel, accountant, auditor, broker, financial advisor or consultant retained by or on behalf of the Sellers or the Company), arising from, relating to or in connection with this Agreement, the Transaction Documents and/or the transactions contemplated by this Agreement, it being understood and agreed that all fees and expenses of BDO AG Wirtschaftsprüfungsgesellschaft shall be deemed Transaction Expenses for purposes of this Agreement, and (b) any other fees and expenses of the Company and/or the Sellers to be paid at Closing

ZPO	shall mean the German Code of Civil Procedure (Zivilprozessordnung – ZPO)

SCHEDULE 4.1A)

SELLERS’ WARRANTIES

1.	Sellers’ Authority

1.1

Each Seller is competent and has full power, right and authority to enter into and perform its obligations under this Agreement and each of the ancillary agreements (the “Transaction Documents”) to which it is a party. This Agreement establishes binding and enforceable obligations of each of the Sellers.

1.2	Each Seller is entitled to freely dispose of the Shares without the consent of any third party.

1.3

There is no requirement for any of the Sellers to make any filing to or to obtain any approval from any governmental authority as a condition to consummating the transaction contemplated by this Agreement.

1.4

There is no action, suit, investigation or other proceeding pending at law (rechtshängig) or threatened against in writing or affecting the respective Seller before any court or arbitrator or governmental authority that in any manner challenges or seeks to prevent, materially alter or delay the execution, conclusion or performance of this Agreement, and there are no circumstances likely to give rise to any such proceeding.

1.5

The execution and delivery (Vertragsschluss) of this Agreement and all of the Transaction Documents and, the performance by the Sellers of their obligations hereunder and thereunder, and the consummation (Vollzug) of the Transaction and all related transactions, do not (a) breach, contravene or conflict with the Corporate Documents, (b) contravene or conflict with any applicable provision of any Law, regulation, rule, judgment, decisions, permits or other (individual regulatory) decisions, injunction, order or decree binding upon or applicable to the Company, (c) except as set forth in Exhibit 4.1.1.5, require notice, consent or approval or constitute a default under, or impair or alter the rights of the Company or, to the best knowledge of the Sellers, any third party, (d) give rise to a right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or to a loss of any benefit to which the Company is entitled under, any provision of any contract (including any Material Agreement) or other instrument binding upon the Company or by which any of the Company’s assets or properties may be bound or subject, or any license, franchise, permit or other similar authorization held by the Company - all except for any agreements with suppliers or customers of the Company other than the Significant Customers and Suppliers - or (e) result in the creation or imposition of any Lien on any assets or properties of the Company.

1.6

No insolvency, reorganization or similar proceedings concerning a Seller has been applied for or rejected or threatened against any Seller in writing. There are no circumstances that would require the opening of or the application for such proceedings; in particular, no Seller is illiquid (zahlungsunfähig), over-indebted (überschuldet) nor within the meaning of Sections 17 and 19 InsO, nor is illiquidity impending (drohende Zahlungsunfähigkeit) within the meaning of Section 18 InsO.

2.	Title to Shares

2.1

The Sellers are entitled without restriction to dispose of the Shares. Each Seller has title (Eigentum) to the Shares owned by him free of any third party rights, claims or encumbrances (dingliche oder schuldrechtliche Belastungen) or pending transfer, right of first refusal (Vorerwerbsrecht) or similar right of a third party to acquire the Shares, there is no promise to sell the Shares and no other transfer restriction whatsoever (other than transfer restrictions provided for in the articles of association (Satzung) of the Company that can be resolved by the consent of the Sellers) and no obligation exists to make further contributions (keine Nachschusspflicht) within the meaning of section 26 para. 1 GmbHG. The Shares of the Company are validly issued (wirksam ausgegeben) and fully paid (voll eingezahlt). The Shares are non-assessable (i.e. there is no shareholder obligation to make an additional capital contribution).

2.2

Upon consummation of the transaction provided for in this Agreement in accordance with the terms hereof, Purchaser will receive full and unrestricted title (unbelastetes Eigentum) to the Shares, free and clear of any Liens.

3.	Corporate Information

3.1

The statements in sections (A) to (G) of the Recitals regarding the Company are true, correct and complete. The Company is duly incorporated and organised and validly existing under German Laws and has the full corporate power and authority to own, hold or use its respective assets and properties and to conduct the Business as the same is presently being conducted. The capital structure of the Company reflect the valid ownership of the relevant shares, free and clear of any Lien or third party rights. Sellers own one hundred percent (100%) of the Shares.

3.2	The Shares represent the entire issued and outstanding share capital of the Company.

3.3

There are no subscription or option or conversion rights (Bezugs-, Options- oder Wandelrechte) or any other agreements of any kind relating to the sale, issuance or voting of, or the granting of rights to acquire, any of the Shares or other securities in any of the Company.

3.4

The Company has not applied for bankruptcy, insolvency or judicial composition proceedings. Furthermore, no compulsory judicial enforcement proceedings or any similar measures have been applied for or instituted against all or some of the assets of the Company, nor exist any circumstances which would justify such proceedings or measures. No circumstances exist which would require an application by the Company for any bankruptcy, insolvency or judicial composition proceedings or which, according to any applicable bankruptcy or insolvency laws, would justify the avoidance of this Agreement.

3.5

Exhibit 4.1.3.5 contains for the Company complete and correct copies of up-to-date excerpts from the competent commercial register, complete and correct copies of the articles of association, as presently in effect on the date hereof, and all shareholder agreements, if any (collectively, the “Corporate Documents”). There are no shareholder resolutions amending the Corporate Documents, or any other facts to be submitted to the commercial register, that have not yet been registered in the competent commercial register.

3.6

Since the incorporation of the Company, no shares other than the Shares have been issued, and, there is no obligation or commitment to issue further shares in the Company or otherwise to admit further shareholders.

3.7

The Company is not a party to any (i) corporate agreement (Unternehmensvertrag) within the meaning of Section 291 et seqq. AktG, nor (ii) similar agreement that would entitle a third party to control the Company or to obligate the Company to transfer its profits, or parts thereof, to any third party, nor (iii) any cash-pooling agreements, nor (iv) silent partnership or a similar agreement with a third party. The Company is also under no obligation to enter into any such agreements listed under (i) to (iv) above.

3.8

None of the Sellers, are entitled to a claim of any nature against the Company, or have assigned to any person the benefit of a claim against the Company to which Sellers or an Related Parties would otherwise be entitled, except for the usual salary to be paid to Sellers under the respective service agreements entered into by the Company and the Sellers prior to the date of this Agreement and disclosed in the Data Room.

3.9

The Company has never adopted, sponsored or maintained any stock option plan, virtual share plan, phantom stock plan or any other similar plan, or contract providing for equity or profit compensation, to any Person.

3.10

No Person has any right to participate in, or receive any payment based on any amount relating to, the revenue, income, value or net worth of the Company or any component or portion thereof, or any increase or decrease in any of the foregoing.

4.	Financial Information

4.1	Exhibit 4.1.4.1 contains true and complete copies of the following financial statements of the Company (the “Financial Statements”):

(a)

the audited financial statements of the Company as of December 31, 2016 and December 31, 2017 comprising a balance sheet (Bilanz), and the profit and loss statement (Gewinn- und Verlustrechnung), a statement of shareholders equity (Eigenkapitalnachweis), a statement of cash flows (Kapitalflussrechnung), together with the notes (Anhang) thereto;

(b)

the unaudited interim balance sheets (i) for the period from 1 January 2017 until und including 30 September 2017 and (ii) for the period from 1 January 2018 until und including 30 September 2018, in each case for the Company.

4.2

The Financial Statements have been (i) prepared in accordance with the Accounting Rules, (ii) adjusted to be in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”), (iii) translated into the English language and (iv) prepared (A) in compliance with the principle of formal and material balance sheet consistency (formelle und materielle Bilanzkontinuität), (B) preserving all valuation methods (Bewertungsmethoden) and (C) on the basis of an unaltered execution of capitalization options (Aktivierungswahlrechte) and options to include items in the liabilities (Passivierungswahlrechte). The Financial Statements present a true and fair view (ein den tatsächlichen Verhältnissen entsprechendes Bild) of the assets and liabilities (Vermögenslage) as well as the financial situation (Finanzlage) and the result and profit situation (Ertragslage) of the Company for the respective interim balance sheet dates or fiscal year. The balance sheets included with the Financial Statements are complete and correct with respect to the assets and liabilities items to be shown therein, including each specific amount. Nevertheless, the assets and other balance sheet items were capitalized only if and to the extent that mandatory law required it. Any permissible depreciations and value adjustments (Abschreibungen und Wertberichtigungen) and all accruals (Rückstellungen) were made to the extent allowed by Law. The results after tax (Ergebnis nach Steuern) of the Company as set forth in Sec. 275 para. (2) no. 15 or para. (3) no. 14 HGB or other similar rules in applicable foreign jurisdictions were not influenced by any exceptional incidents. The Company has not entered into any off balance sheet financial arrangement, including any transaction involving a hedge or derivative financial instrument.

4.3

The books and documents of the Company are correct and complete and are duly kept in compliance with applicable Law. The Company has always performed, both fully and properly, their duties of retention according to Section 257 HGB.

4.4

The Company has no liability, Indebtedness or obligation, whether accrued, contingent or otherwise, other than (i) those which have been included in the Financial Statements, and not discharged therefore, (ii) those incurred in the Ordinary Course of Business since 1 January 2018 up to the Closing Date consistently with the applicable provisions of this Agreement and not discharged theretofore, and (iii) those explicitly revealed in this Agreement. The Company has no Transaction Expenses.

4.5

Since 1 January 2018, the Company has not distributed, either openly or in concealment, any profits nor resolved any open or hidden profit distributions subject only to the permitted cash distribution pursuant to Section 8.4 and the usual salary of the Sellers under the service agreements entered into by the Company and the Sellers prior to the date of this Agreement and disclosed in the Data Room.

4.6

Since 1 January 2018, the Company has conducted the Business in the Ordinary Course of Business, and there has not been, occurred or arisen any transaction by the Company outside the Ordinary Course of Business. The Company has, in particular, not taken, effected, omitted, waived, delayed or accelerated any action or business transaction outside the Ordinary Course of Business just for the purpose of establishing a cash balance on the Company’s bank accounts.

5.	Legal proceedings

Except as disclosed otherwise in Exhibit 4.1.5, the Company is not involved in any legal disputes, arbitration proceedings, administrative proceedings or reviews or investigations, and no such disputes or proceedings were threatened in writing or, to the best knowledge of the Sellers otherwise openly threatened.

6.	Tax Matters

6.1

The Company has duly, fully, correctly and timely filed in accordance with, and to the extent required by, applicable Law and guidelines of Tax Authorities, all returns, forms and other statements required to be filed by the Company for Taxes (collectively the “Tax Returns”). Copies of all Tax Returns for the Company filed for all periods with respect to which the statute of limitations has not expired are available at the offices of the Company.

6.2

Except as disclosed otherwise in the Exhibit 4.1.6.2, the Company has not been subject to any audit, examination, action, suit, investigation or proceedings by any Tax Authority, and the Company has not received notice from any Tax Authority that such authority currently plans or proposes to assess any additional Taxes for any period for which Tax Returns have been filed.

6.3	The Company has timely paid the full amount of any and all Taxes due under any applicable Law, whether or not shown on any Tax Return.

6.4

All Taxes to be withheld and remitted by the Company have been duly and timely withheld and remitted in full to the appropriate Tax Authority, and the Company has complied with all information, reporting and withholding requirements in accordance with applicable Law. No withholding of Tax is required by any Tax Authority in connection with the consummation of the transactions contemplated by this agreement.

6.5

The Company is not party to a fiscal unity (Organschaft) or any other form of Tax consolidation or Tax pooling scheme under any other law, nor has it ever been. The Company has no obligation under any other agreement or arrangement with any other person with respect to which it has agreed to accept liability for Taxes of such other person, including any liability for Taxes as a transferee or successor, by contract or otherwise.

6.6

To the best knowledge of the Sellers, there are no matters or actions taken or not taken by the Company or Sellers which could be deemed a hidden profit distribution or constructive dividend (verdeckte Gewinnausschuttung), or a deemed capital contribution or any Tax adjustment under transfer pricing principles in accordance with Section 1 AStG or equivalent provisions under applicable Laws. All transactions entered into by the Company have been entered into on an arm’s length basis, and the consideration (if any) charged or received or paid by the Company, as the case may be, on all transactions entered into by it has been equal to the consideration which might have been expected to be charged, received or paid (as appropriate) between third parties dealing at arm’s length.

6.7

The Company keeps books of accounts as required by applicable law, and the application thereof by the competent Taxing Authority, and has sufficient records (including and required transfer pricing documentation) relating to past events during all times prior to and including the Closing Date. In addition, potential correction objects have been identified with their respective pre-tax amounts (Vorsteuerbeträge) and documented in a comprehensible manner for the purposes of section 15a German VAT Act (Umsatzsteuergesetz).

6.8	The Company has not paid or borne any travel expenses which are not related to the Company’s business.

6.9	There are no liens for Taxes (other than Taxes not yet due and payable) upon any assets of the Company.

6.10	No payments by the Company to employees required under or contemplated by this Agreement will be non-deductible.

6.11	The Company has at no time made, changed or rescinded any express or deemed material election relating to Taxes that is not reflected in any Tax Return.

6.12	The transactions contemplated by this agreement will not trigger income Taxes (i) at the level of the Sellers for which the Purchaser may be held liable, or (ii) at the Company level.

6.13

The Company has not waived any statute of limitations in respect of its Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect.

6.14

No jurisdiction has claimed, in writing or otherwise, that the Company is required to qualify as a foreign corporation or other entity therein, and the Company does not file, and is not required to file, any franchise, income or other Tax Returns in any jurisdiction (other than its jurisdiction of formation) based upon the ownership or use of property therein or the derivation of income therefrom.

6.15

Each Seller resides in Germany and is a German citizen and German income tax resident, and neither Seller has ever been a U.S. citizen, U.S. lawful permanent resident (green card holder) or U.S. income tax resident.

7.	Licenses and Permits, Compliance

7.1

Exhibit 4.1.7.1 contains a correct and complete list of all Permits owned, held, possessed or used by the Company as of the Signing Date. To the best knowledge of the Sellers such Permits are the Permits necessary for the ownership, use, occupancy or operation of the Company’s respective assets and the conduct and operation of its respective business. The Permits are in full force and effect and are not challenged by any third party. No proceedings regarding a revocation or withdrawal or payment of any portion of any remedial action of any Permit have been initiated against the Company. To the best knowledge of the Sellers, there is no basis for the suspension, cancellation, revocation or nonrenewal of such Permits on the same terms, either as a result of the transaction contemplated by this Agreement or otherwise.

7.2

The Company is, and has been, conducted in material compliance with all applicable Laws, regulations, other legally binding rules and all Permits. The Company has not received any notice by any authority or third party that they fail to comply with any applicable law or the terms of any Permit.

7.3

The Company (including any of its officers, managing directors, agents, distributors, employees or other Person associated with or acting on its behalf) has not, directly or indirectly, taken any action which would cause it to be in violation of the Anti Money Laundry Act (Geldwäschegesetz) or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Laws applicable to the Company or used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except for any of the foregoing which is no longer subject to potential claims of violation as a result of the expiration of the applicable statute of limitations.

8.	Intellectual Property

8.1

Exhibit 4.1.8.1 contains a correct and complete list of patents, trademarks, internet domains and other registered intellectual property rights (the “Intellectual Property Rights”) owned by the Company as of the Signing Date.

8.2

The Company is entitled without restriction to exercise control over the Know-how that is required in order to continue the Business of the Company in the same manner and scope as it is currently conducted. The Company has at all times treated the Know-how which relates to the Business of the Company (“Know-how of the Company”), as a business secret and has effectively protected such Know-how from its disclosure to third parties. No licenses or other rights of use to the Know-how of the Company were granted to any third parties. According to the best knowledge of the Sellers, no third party has obtained or used the Know-how of the Company in violation of the Law or is currently using such Know-how in violation of the Law.

8.3

Except as set out in Exhibit 4.1.8.3, the Intellectual Property Rights and the Know-how of the Company are, as of the Signing Date, not subject to any pending or impending judicial or regulatory proceedings in which the validity of the Intellectual Property Rights or the Know-how of the Company is being challenged and which could adversely affect the operation of the Business of the Company, and not being materially infringed by third parties. All fees necessary to maintain, protect and enforce the Intellectual Property Rights have been paid, all necessary applications for renewal have been filed, and all other material steps necessary for their maintenance have been taken. The Company does not infringe any intellectual property rights of third parties.

8.4

All of the computer hardware and software, all communication systems and networks as well as other information technology (“Information Technology”) which are used or required by the Company in order to continue running the Business of the Company in the same manner and scope as currently conducted, are either owned by the Company or have been validly leased for a term of at least twelve (12) months from the date hereof or were acquired under license. No source codes or algorithms of software which are owned by the Company or to which the Company has exclusive rights of use, were disclosed or otherwise made available to third parties.

9.	Real Property

9.1	The Company does not own real property and rights equivalent to real property (Grundstücke und grundstücksgleiche Rechte).

9.2	Exhibit 4.1.9.2 contains a correct and complete list of real property leased to the Company as lessee.

10.	Current and Fixed Assets; Inventories; Receivables

10.1

Exhibit 4.1.10.1 contains a correct and complete list for the Company setting forth all fixed assets (Gegenstände des Anlagevermögens) to which Company holds legal or beneficial title (including any low-value assets or assets that have otherwise been fully amortized or depreciated). These assets are free and clear of any encumbrances inuring to the benefit of third parties and of any claims or rights of third parties, except for transfers for security purposes (Sicherungsübereignungen), retention of title rights (Eigentumsvorbehalte) and statutory liens which were created in the Ordinary Course of Business.

10.2

The fixed assets set forth in Exhibit 4.1.10.1 are in sound condition and allow the Company to continue to run the Business of the Company in the same manner and scope as they are currently conducted. All actions taken to preserve or maintain these assets have been carried out in a timely manner, and no required capital expenditures have been delayed.

11.	Largest Customers and Suppliers

Exhibit 4.1.11 contains a correct and complete list of the ten (10) largest customers and suppliers of the Company as measured by the business volume for the fiscal year 2017, in each case indicating the relevant business volume, as well as those suppliers of individual goods and services which the Company cannot within a reasonable period of time and without any material financial detriment to the Company replace by an alternative source, in each case including information on the relevant business volume for each good or service for fiscal year 2017 (the customers and suppliers set forth in Exhibit 4.1.11 herein also referred to as “Significant Customers and Suppliers”.)

12.	Bank Accounts

Exhibit 4.1.12 contains a list of all bank accounts of the Company and of all of the authorized signatories for those accounts.

13.	Material Agreements

13.1

Exhibit 4.1.13.1 contains a correct and complete list of all agreements which have not yet been fully performed by both parties (including incidental, conditional or future duties) and which were expressly or implicitly concluded by the Company, whether in writing, oral or in another form, and which fall at least within one of the following listed categories (“Material Agreements” and individually as a “Material Agreement”), in each case containing correct information about the contracting parties and the object of the contract (Vertragsgegenstand):

(a)	any tenancy, lease or leasing agreements (Pacht-, Miet- oder Leasingverträge);

(b)

agreements with customers or suppliers which (i) provide for annual payments of at least EUR 250,000 or (ii) may be terminated by the Company at the earliest effective six (6) months after the Closing Date or the term of which ends at the earliest six (6) months after the Closing Date;

(c)

loan agreements or other credit agreements, which the Company has concluded either as lender or borrower (with the exception of any customary payment deferrals agreed to in the ordinary course of business), as well as factoring agreements;

(d)

agreements between the Company and a Seller or a Related Party or any benefits the Sellers or a Related Party receives arising out of or in connection with agreements of the Company with a Person other than the Purchaser or any of its Affiliates except for the service or employment agreements entered into between the Company and each of the Sellers as disclosed in the Data Room and;

(e)

other agreements or commitments, (i) which impose annual payments in the individual case on the Company of at least EUR 100,000 per year, (ii) which may be terminated by the Company with notice at the earliest effective twelve (12) months after the Closing Date or the term of which ends at the earliest twelve (12) months after the Closing Date, or (iii) the breach or termination of which could have a Material Adverse Effect.

13.2

All Material Agreements (i) were either disclosed in the Data Room or concluded on the standard terms and conditions of the Company and (ii) establish valid and enforceable rights of the Company. The Seller is not aware of any compulsory enforcement measures having been initiated against or threatening any of the contracting parties of the Company with respect to any Material Agreement, nor that an application for the opening of insolvency proceedings relating to any such contracting party has been made or threatened.

14.	Employment Matters

14.1

Exhibit 4.1.14.1 contains a correct and complete list - which is complete and correct with respect to all information - of all officers, managing directors, board members and employees (including members of the senior management (leitende Angestellte), apprentices and part-time employees) of the Company, in each case with information about the employment start date, gross annual salary, gross annual compensation benefits (including all bonuses and other similar incentives), deferred compensation claims (Entgeltumwandlung), claims for payment in lieu of vacation and weekly working hours. Employees who enjoy special legal protection against dismissal are identified, specifying the legal justification for such protection (e.g., maternity or post-birth parental leave (Elternzeit), severe disability).

14.2	The Company has duly and fully performed all payment and other obligations owed to its workers and employees when those obligations became due.

14.3

No managing director or member of the senior management (leitender Angestellter) of the Company has terminated his or her engagement, and there is no indication that a managing director or member of the senior management of Company intends to terminate or otherwise end his or her engagement with the Company.

14.4	Since 1 January 2018 no strikes, walkouts or other labor dispute actions have occurred or were threatened at the Company.

14.5

The Company does not have a works council (Betriebsrat). There is also no indication that a works council will be established. The Company is not a member of an employer vocational association (Arbeitgeberverband).

14.6

Apart from statutory obligations, the Company is not legally required to pay social benefits (Sozialleistungen) to its officers, managing directors, board members, members of senior management or other employees, and above all, the Company has not made any pension commitments.

14.7	No persons, companies or other third parties are authorized to represent the Company, unless this information is set forth in the commercial register.

15.	Insurance Coverage

Exhibit 4.1.15 sets forth a true and complete list and description of all insurance policies, fidelity bonds and other insurance arrangements and other contracts or arrangements for the transfer or sharing of insurance risks by the Company with respect to the business, assets, properties, operations, employees, officers or managing directors of the Company (the “Company Policies”), together with a statement of the aggregate amount of Claims paid out in the period three (3) years prior to Closing, and Claims pending, under each such insurance policy or other arrangement through the date hereof. The Company has policies of insurance of the type and in amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Company. All such Company Policies are in full force and effect, all premiums due thereon have been timely paid, and the Company is otherwise in compliance in all material respects with the terms and provisions of such policies and arrangements.

16.	Conduct of Business

16.1

Save to the extent permitted by this Agreement or required for the consummation of the transaction contemplated by this Agreement, at all times from 1 January 2018 until the Closing Date, the Company has operated its respective business as a going concern and in the Ordinary Course of Business.

16.2

By way of amplification and not limitation, the Company has not, during the period from 1 October 2018 and continuing until the Closing Date, directly or indirectly, undertaken any of the actions set forth in Section 7.2.2 without the prior written consent of Purchaser, unless otherwise expressly provided for in this Agreement. By way of amplification and not limitation, the Company has not, during the period from 1 January 2018 and continuing until 30 September 2018, directly or indirectly, undertaken any of the actions set forth in Section 7.2.2 without the prior written consent of Purchaser or without reflecting the financial effect of such action in the interim balance sheet in the sense of Schedule 4.1 Section 4.1(b), unless otherwise expressly provided for in this Agreement.

17.	Finders’ Fee

17.1

No broker, finder, agent or similar intermediary has acted on behalf of the Company or the Sellers in connection with this Agreement or the transactions contemplated by this Agreement, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable by the Company in connection therewith based on any agreement, arrangement or understanding with the Company or the Sellers.

18.	Accuracy of Information

Any and all information, which was provided or made available to the Purchaser and its advisors by the Sellers or the Company or one of its advisors prior to the date hereof, is complete and correct, including the information contained in the Data Room. The USB-stick which is attached hereto as Exhibit 4.1.18 completely and correctly contains any and all information made available and disclosed in the Data Room. With respect to the Shares, the Company and the Business, all such information which a prudent businessman would reasonably view as material for purposes of assessing the opportunities and risks of acquiring the Company, irrespective of which legal approach is used, have been disclosed to the Purchaser in written form or by email (in the case of email only if such email has been provided by one of the individuals listed in Schedule 4.1b) and has been addressed to one of the individuals listed in Schedule 4.2b), in each case in the last month prior to the date hereof).

SCHEDULE 4.1B)

LIST OF RELEVANT INDIVIDUALS FOR KNOWLEDGE OF THE SELLERS

Name	Position
Mr. Josef Bressner	Managing Director
Mr. Martin Stiborski	Managing Director
Mrs. Claudia Bressner	Authorized Officer (Prokurist)
Mr. Henning Röttger	Tax Advisor (Röttger & Partner)

SCHEDULE 4.2

PURCHASER’S WARRANTIES

1.	Purchaser’s Authority

1.1

The Purchaser is competent and has full power, right and authority to enter into and perform its obligations under the Transaction Documents to which it is a party. This Agreement establishes binding and enforceable obligations of the Purchaser.

1.2	There is no requirement for the Purchaser to make any filing to or to obtain any approval from any governmental authority as a condition to consummating the transaction contemplated by this Agreement.

2.	Financial Capability

The Purchaser has sufficient immediately available funds or binding and unconditional financing commitments to enable it to pay the Purchase Price for the Shares and any other amounts to be paid by the Purchaser hereunder.

3.	Litigation

There is no legal dispute, investigation or proceeding pending, or to the best knowledge of the Purchaser threatened, against or affecting the Purchaser before any arbitrator or any Governmental Authority, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

4.	Consideration Shares

4.1

As of immediately prior to the Closing Date, Parent has the right and full power to issue the Consideration Shares to the Sellers. The Consideration Shares are not encumbered with any lien, third party right, pledge, right of first refusal or any similar rights or encumbrances.

4.2

The Consideration Shares carry full dividend rights, full voting rights and are - subject to the restrictions set forth in this Agreement, the Stock Escrow and Pledge Agreement and all applicable securities laws - fully transferable. After the Consideration Shares have been transferred to the Custodian in accordance with clause 3.2.2, Sellers will be entitled to receive the full dividend distributed by the Parent per share and exercise any voting right attached to each shares, however, during the Hold-back Period subject to the Stock Escrow and Pledge Agreement entered into between the Parties and the Custodian. The Company is currently listed on the NASDAQ Stock Market and Purchaser is not aware of any plan or intention to suspend or terminate such listing.

SCHEDULE 4.2B)

LIST OF RELEVANT INDIVIDUALS FOR KNOWLEDGE OF THE PURCHASER

Name	Position
Mr. Steven Dale Cooper	Managing Director
Mr. John Morrison	Chief Financial Officer of the Parent